                                                FILED PURSUANT TO RULE 424(b)(1)
                                            REGISTRATION STATEMENT NO. 333-27843

                                2,300,000 SHARES

                              JLM INDUSTRIES, INC.
        JLM LOGO                  COMMON STOCK
                             ---------------------

     Of the 2,300,000 shares of common stock (the "Common Stock") offered hereby, 2,156,000 shares are being sold by JLM Industries, Inc. ("JLM" or the "Company"), and 144,000 shares are being sold by the Selling Stockholder (the "Offering"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

     Prior to the Offering, there has been no public market for the Common Stock of the Company. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "JLMI".

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                                                                                                        PROCEEDS TO
                                     PRICE TO             UNDERWRITING           PROCEEDS TO              SELLING
                                    PUBLIC(1)             DISCOUNT(1)             COMPANY(2)            STOCKHOLDER
-------------------------------------------------------------------------------------------------------------------------
Per Share....................         $10.00                  $.70                  $9.30                  $9.30
Total(3).....................      $23,000,000             $1,610,000            $20,050,800             $1,339,200
========================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and for other information.

(2) Before deducting expenses of the Offering payable by the Company estimated at $600,000.

(3) The Company has granted an option to the Underwriters exercisable within 45-days of the date hereof, to purchase up to 345,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholder will be $26,450,000, $1,851,500, $23,259,300 and $1,339,200, respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock offered hereby are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment on or about July 29, 1997, at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, NY 10281.
                             ---------------------

OPPENHEIMER & CO., INC.                                A.G. EDWARDS & SONS, INC.

                 The date of this Prospectus is July 23, 1997.

                          [TWO-PAGE MAP OF THE WORLD]

                              JLM INDUSTRIES, INC
                   WORLDWIDE SUPPLIER OF COMMODITY CHEMICALS

     LEGEND INDICATING HEADQUARTERS, CURRENT OWNED AND JOINT VENTURE MANUFACTURING FACILITIES, PLANNED JOINT VENTURE MANUFACTURING FACILITY, TERMINALING FACILITIES, PLANNED JOINT VENTURE TERMINALING FACILITY, SALES OFFICES.

                DISTRIBUTED TO MORE THAN 600 CUSTOMERS WORLDWIDE

  [PHOTO OF PHENOL AND ACETONE MANUFACTURING FACILITY, BLUE ISLAND, ILLINOIS]

         [PHOTO OF MANUFACTURING JOINT VENTURE, MOUNT VERNON, INDIANA]

          [PHOTO OF TERMINALING FACILITY, WILMINGTON, NORTH CAROLINA]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK, OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context indicates otherwise, all references in this Prospectus to "JLM" or the "Company" include JLM Industries, Inc. and its consolidated subsidiaries and references to the "Selling Stockholder" shall mean John L. Macdonald. All references in this Prospectus to fiscal years are to the Company's fiscal years ended on December 31.

                                  THE COMPANY

     JLM is a leading marketer and distributor of certain commodity chemicals, principally acetone and phenol. The Company believes it is the second largest marketer of acetone and the fifth largest marketer of phenol in North America. JLM is also a global distributor of olefins, principally propylene, as well as a variety of other commodity and specialty chemicals. In order to provide stable and reliable sources of supply for its products, the Company (i) maintains long-established supplier relationships with several major chemical companies,
(ii) manufactures phenol and acetone at its Blue Island Plant and (iii) sources acetone from its joint venture manufacturing operation. The Company's principal products are used in the production of adhesives, coatings, forest product resins, paints, pharmaceuticals, plastics, solvents and synthetic rubbers. The Company sells its products worldwide to over 600 customers, including Ashland Chemical, Inc., B.F. Goodrich Co., Borden, Inc., Hoechst Celanese Corporation, E.I. DuPont de Nemours and Company, Eli Lilly & Co., Georgia Pacific Corporation, ICI Acrylics Inc., Minnesota Mining and Manufacturing Company, Neste Resins Corporation, Rohm & Haas Company and Shell Chemicals Canada, Inc. In 1996, sales to these customers accounted for approximately 21.0% of the Company's revenues. No single customer accounted for more than 10% of the Company's revenues in 1996.

     Since its founding in 1986 as a distributor of excess co-product acetone, JLM has grown rapidly by expanding its product sourcing arrangements and product offerings, adding manufacturing capacity and providing superior customer service and consistent product quality and availability. From 1992 to 1996, JLM's EBITDA increased from $2.1 million to $13.5 million, a compound annual growth rate of approximately 59.6% (see Footnote 2 to the Summary Consolidated Financial Information.)

     In order to support its worldwide marketing and distribution capabilities, the Company continually seeks to acquire assets and establish relationships to provide a consistent and reliable source of products. The Company acquired a manufacturing facility in 1995 in Blue Island, Illinois (the "Blue Island Plant") that produces phenol and acetone. In addition, in 1987, JLM entered into a joint venture with General Electric Company and an affiliate of CITGO that manufactures phenol and acetone in Mt. Vernon, Indiana (the "Mt. Vernon Plant"). In connection with the joint venture, the Company entered into a long-term agreement to purchase all acetone produced at the Mt. Vernon Plant not used by GE Petrochemicals, Inc. In 1996, the Blue Island Plant and the Mt. Vernon Plant collectively supplied approximately 63.0% of the total acetone sold by JLM, and the Blue Island Plant supplied approximately 74.0% of the total phenol sold by JLM.

     In addition to its manufacturing facility and joint venture, JLM sources products through long-established supplier relationships with many of the leaders in the worldwide chemical industry including ARCO Chemical Company, Goodyear Tire & Rubber Co., Monsanto Company and Repsol, S.A. (Spain), one of the largest chemical companies in Spain. The Company also has an exclusive arrangement to distribute solvents in North America for Sasol Chemical Industries (PTY) Ltd., one of the largest chemical companies in South Africa, and recently entered into an agreement to become a U.S. distributor of styrene for GE Petrochemicals, Inc.

     To further enhance its product sourcing, marketing and distribution capabilities, the Company has acquired terminaling and storage facilities in Wilmington, North Carolina (the "JLM Terminal") and Bayport, Texas (the "OTC Terminal"). The JLM Terminal consists of 10 storage tanks with a total capacity of 15 million gallons and is capable of handling a broad range of products including acetone, methanol, ethanol and propanol. The OTC Terminal is a joint venture with an affiliate of Ultramar Diamond Shamrock that operates primarily as an export facility for propylene manufactured in the U.S. The OTC Terminal has an annual throughput capacity of approximately 900 million pounds and a total storage capacity of approximately 22 million pounds. These terminaling and storage facilities give the Company the ability to take immediate physical delivery of a substantial volume of product which is of value to the Company's suppliers and ensures that the Company will have product available for its customers. These facilities also give the Company the ability to offer chemical storage, terminaling and logistics services, and have allowed the Company to capitalize on a trend by many large chemical producers to outsource these operations. The Company believes its ability to multi-source products through its manufacturing facility, joint venture and supplier relationships, as well as its ownership of terminaling and storage facilities distinguish it from its competitors and enhance its ability to market significant volumes of products.

     Product sourcing and marketing efforts are handled principally by the Company's sales team of 33 full time employees. JLM maintains offices in the U.S., Canada, the Netherlands, Venezuela and Thailand and recently opened two affiliate offices in India and an office in Colombia. JLM has also established sales arrangements with companies in Spain, Italy, Brazil, Peru and Taiwan. In addition, the Company recently purchased a 25.0% interest in SK Chemicals Asia Pte. Ltd., a Singapore-based company ("SK Asia"), and has agreed to purchase a 12.7% interest in SK Chemical Trading Pte. Ltd., another Singapore-based company ("SK Trading"), both of which are participating in a Vietnamese joint venture that intends to construct a chemical plant in Vietnam that will produce dioctyl phthalate, a chemical used in the production of plastics such as polyvinyl chloride ("PVC"). The Vietnamese joint venture also intends to construct terminaling and storage facilities in Vietnam and Malaysia. See "Business Strategy."

                               BUSINESS STRATEGY

     The Company's principal objective is to continue to expand the number of sources and breadth of its chemical products and the markets in which it distributes these products to enhance its position as a leading supplier in the worldwide chemical industry. JLM's continued growth is largely dependent on the successful implementation of its business strategy. There can be no assurance that the Company will be able to successfully implement its business strategy or that, if implemented, such strategy will be successful. See "Risk Factors." Key elements of the Company's business strategy include:

     - Expand Sources of Supply through Joint Ventures, Acquisitions and Strategic Relationships. The Company will continue to seek to identify and pursue domestic and international opportunities to expand its sources of supply for products in or consistent with its core business. These opportunities may include additional joint ventures, acquisitions and strategic relationships. Consistent with this strategy, the Company formed the Mt. Vernon joint venture with General Electric Company and an affiliate of CITGO in 1987, acquired the Blue Island Plant in 1995 and established a long-term supplier relationship with Sasol Chemical Industries (PTY), Ltd., a South African Company, in 1988. Certain phenol producers have recently announced their intentions to add approximately 3 billion pounds of annual production capacity starting in the year 2000. JLM currently is exploring opportunities to participate in certain of these expansions in order to secure additional sources of phenol and acetone.

     - Increase Sales of Existing Products; Add New Products. The Company will continue to develop its existing relationships and establish new relationships to increase the overall volume and types of products it distributes by (i) increasing the amount distributed by the Company of an existing supplier's output of a given chemical, (ii) distributing additional products for existing suppliers and (iii) adding new chemical producers to its supplier base. During 1996, the Company entered into agreements to distribute approximately 70 million additional pounds of chemicals for both existing and new suppliers in 1997, including ARCO Chemical Company, Goodyear Tire & Rubber Co. and Monsanto Company. In addition, the Company recently expanded the product line it distributes for Sasol Chemical Industries (PTY) Ltd. In 1997, the Company has entered into new agreements with CONDEA Vista Company to distribute butanol and with GE Petrochemicals, Inc. to become a distributor of styrene in the U.S.

     - Continue International Expansion. The Company currently has international operations in South America, Europe and Asia. JLM intends to continue to utilize its chemical market experience, distribution and logistics capabilities and industry relationships to increase its international presence, particularly in the growing chemical markets of Asia and South America. The Company recently opened two affiliate offices in India and one in Colombia. In addition, JLM recently purchased a minority interest in SK Asia and has agreed to purchase a minority interest in SK Trading, both of which are participating in a Vietnamese joint venture that intends to construct a dioctyl phthalate chemical plant in Vietnam and terminaling and storage facilities in Vietnam and Malaysia. The Company believes its indirect participation in the Vietnamese joint venture will provide it with increased access to the Asian market.

     - Continue to Provide Superior Customer Service. JLM believes that its continued success will be in large part due to its emphasis on providing superior customer service. The Company believes it is well positioned to take advantage of current trends within the chemical industry as chemical producers continue to outsource their terminaling and logistics operations and reduce the number of outside distributors used. The Company focuses on providing sourcing, inventory and logistics solutions for its customers and endeavors to provide both its customers and suppliers with a level of service that is unmatched in the industry.

     The Company was incorporated in 1986 as a Delaware corporation. Its principal executive offices are located at 8675 Hidden River Parkway, Tampa, Florida 33637, and its telephone number is (813) 632-3300.

                                  THE OFFERING

Common Stock offered by the Company.................  2,156,000 shares
Common Stock offered by the Selling Stockholder.....  144,000 shares
Common Stock to be outstanding after the Offering...  6,899,936 shares(1)
Use of proceeds.....................................  To repay approximately $15.3 million in long-term debt, to fund working capital
                                                      and for general corporate purposes. See
                                                      "Use of Proceeds."
Nasdaq National Market symbol.......................  "JLMI"

---------------

(1) Excludes 459,200 shares of Common Stock issuable upon the exercise of stock options or upon the vesting of shares of restricted stock which are to be granted effective upon completion of the offering. See "Management -- Equity Based Compensation Plans."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                          MARCH 31,
                                  -----------------------------------------------------   -------------------------
                                    1992       1993       1994       1995       1996         1996          1997
                                  --------   --------   --------   --------   ---------   -----------   -----------
STATEMENT OF INCOME DATA:
Revenues........................  $199,751   $174,322   $218,570   $289,371   $ 236,521    $ 57,861      $  80,518
  Gross profit..................     9,092      9,132     11,663     23,910      28,239       6,690          6,847
Operating income................     1,764      1,956      2,383      8,734      11,001       2,675          2,929
Income from continuing
  operations before discontinued
  operations and extraordinary
  item..........................  $  1,397   $  1,157   $  1,109   $  3,629   $   4,357    $    322      $   1,560
INCOME PER SHARE:
Income from continuing
  operations before discontinued
  operations and extraordinary
  item..........................  $   0.28   $   0.23   $   0.22   $   0.72   $    0.89    $   0.06      $    0.33
Discontinued operations.........     (0.05)     (0.06)     (0.05)     (0.09)      (0.09)      (0.02)         (0.02)
Extraordinary item..............        --         --       0.03         --          --          --             --
                                  --------   --------   --------   --------   ---------    --------      ---------
Net income per share............  $   0.23   $   0.17   $   0.20   $   0.63   $    0.80    $   0.04      $    0.31
                                  ========   ========   ========   ========   =========    ========      =========
Weighted average number of
  shares outstanding............     5,011      5,011      5,011      5,011       4,878       5,011          4,744
Pro forma income per share from
  continuing operations before
  discontinued operations and
  extraordinary item(1).........                                              $    0.80                  $    0.28
Pro forma shares
  outstanding(1)................                                                  6,523                      6,389
OTHER FINANCIAL DATA:
Depreciation and amortization
  expense.......................  $    322   $    352   $    572   $  1,522   $   2,524    $    532      $     678

EBITDA(2).......................     2,086      2,308      2,955     10,256      13,525       3,207          3,607

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
BALANCE SHEET DATA:
Working capital (deficit)...................................  $   (825)     $  2,346
Total assets................................................   108,745       108,272
Total debt..................................................    38,602        24,302
Total stockholders' equity..................................    14,736        29,222

---------------

(1) The weighted average number of shares outstanding has been adjusted to include the number of shares (1,645,161) that the Company would need to issue at an assumed offering price per share of $10.00 (which results in assumed net proceeds per share (after deducting underwriting discounts but before deducting offering expenses) of $9.30) to repay the indebtedness described in "Use of Proceeds."
(2) EBITDA represents the operating income of the Company plus depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and may not be comparable to other similarly titled measures by other companies. EBITDA does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance, and certain covenants in the Company's borrowing arrangements are tied to similar measures. Supplemental selected consolidated cash flow information is included below:

                                                                                              THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                         MARCH 31,
                                   ----------------------------------------------------   --------------------------
                                     1992       1993       1994       1995       1996        1996           1997
                                   --------   --------   --------   --------   --------   -----------    -----------
Net cash provided by (used in):
  Operating activities...........  $ (1,244)  $  3,487   $  6,064   $  2,746   $     26    $ (3,565)      $ (5,894)
  Investing activities...........    (2,687)    (3,229)    (1,218)    (4,661)    (6,631)     (1,480)          (443)
  Financing activities...........     4,900     (2,086)        85       (469)     6,705       4,411          7,485
Capital expenditures.............     2,513      3,161      1,221      2,320      7,347       1,445            371

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The following is not intended as, and should not be considered, an exhaustive list of relevant factors. This Prospectus contains forward-looking statements. All forward-looking statements included in this Prospectus are based on current expectations and information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. These forward-looking statements involve risks and uncertainties, including, among others, those set forth below. The Company's actual results could differ materially from those anticipated in such forward-looking statements.

CYCLICALITY OF THE WORLDWIDE CHEMICAL MARKETS; POSSIBLE EXCESS PRODUCTION
CAPACITY

     The Company's activities include the manufacture and sale of phenol and acetone and the marketing of propylene. In 1996, sales of acetone, phenol and propylene accounted for approximately 39.0%, 18.0% and 8.0%, respectively, of the Company's total revenues. The markets for acetone, phenol and propylene are cyclical. This cyclicality primarily results from changes in the balance between supply and demand, the price of feedstocks and the level of general economic activity. Historically, these markets have experienced alternating periods of tight supply resulting in generally rising prices and profit margins, followed by periods of large capacity additions resulting in oversupply and generally declining prices and profit margins. Although the markets for acetone, phenol and propylene were favorable to the Company in 1996, there can be no assurance that this will continue to be the case or that the Company would remain profitable if a shift in the market was to cause prices to decline and profit margins to shrink for these products.

     According to industry sources, current world phenol and acetone capacity is approximately 13.8 billion pounds and 8.5 billion pounds, respectively. Approximately 80.0% of global acetone production is as a co-product in the manufacture of phenol, and, as a result, phenol demand largely determines acetone production levels. Certain phenol producers have announced their intentions to add approximately 3 billion pounds of annual production capacity starting in the year 2000. In the event that each of the announced capacity additions is completed, the resulting increase in levels of phenol and acetone production could exceed anticipated demand for such chemicals, resulting in declining prices which could have a material adverse effect on the Company's results of operations and financial condition. However, the Company believes that some of the announced capacity additions may not be completed as scheduled because estimated world demand would not justify such an increase in the level of phenol and acetone production.

FLUCTUATIONS IN THE COST AND AVAILABILITY OF RAW MATERIALS

     In 1996, approximately 12.5% of the Company's revenues and 62.0% of the Company's operating income were derived from the sale of products manufactured at the Blue Island Plant. An adequate supply of raw materials at competitive prices is critical to the economic success of the Company's manufacturing operations. JLM does not produce propylene and benzene, the key raw materials used for the production of cumene, the primary feedstock for the production of acetone and phenol. The Company generally obtains propylene via direct pipeline from a single supplier under a long-term contract. The Company currently obtains benzene from three suppliers under supply contracts at market rates. The Company believes that there are a number of alternative sources of supply for propylene and benzene. However, if the Company's current propylene supplier was unable to meet its obligations or if the Company's propylene supply agreement could not be renewed on terms substantially similar to those under the current agreement, the Company would be required to incur increased costs for propylene which would have a material adverse effect on the Company's results of operations and financial condition.

     The ability to pass on increases in raw material prices to the Company's customers is, to a large extent, dependent on market conditions. There may be periods of time in which increases in raw material prices are not recovered by the Company due to an inability to increase the selling prices of its products because of weakness in demand for, or oversupply of, such products. Therefore, increases in raw material prices could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Manufacturing and Product Sourcing."

RISKS ASSOCIATED WITH DISTRIBUTION SUPPLY CONTRACTS

     Certain products distributed by the Company are obtained through supply relationships with other chemical producers. Typically, the Company's supply contracts have one-year terms with evergreen provisions that automatically renew the contracts for additional one year terms unless notice of termination is provided (which notice may be, under certain agreements, as short as 30 days). The Company has long-established relationships with many of its suppliers. There can be no assurance, however, that the Company's relationships or agreements with such suppliers will not be terminated and, if terminated, can be replaced.

     Since 1994, the Company has sourced on average approximately 250 million pounds of acetone annually from the Mt. Vernon Plant. In 1996, the amount of acetone made available to JLM was reduced by approximately 15 million pounds and it is anticipated that over the next four years the amount of acetone made available to JLM will be further reduced by approximately 35 to 40 million pounds. This reduction is the result of increased consumption of acetone by GE Petrochemicals, Inc. See"Business -- Manufacturing and Sourcing."

     Due to the cyclical nature of the prices of many of the commodity chemical products the Company distributes, the Company endeavors to enter into distribution agreements with its external suppliers that provide the Company a fixed percentage profit per unit volume of product or otherwise reduce the Company's exposure to fluctuations in the selling price of the products it distributes for other manufacturers. There can be no assurance that in the future the Company will be able to enter into contracts that provide it with similar protection against price volatility. The inability to do so could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Sales and Marketing."

     In addition, certain of the Company's agreements with its suppliers require the Company to purchase a minimum amount of chemical product or to pay certain agreed upon amounts for such minimum quantities if not taken by the Company. These agreements involve financial risk to the Company and could require the Company to expend significant amounts of capital without receiving corresponding revenues which could have a material adverse effect on the Company's results of operations and financial condition.

RISKS OF INTERNATIONAL SALES

     In 1996, approximately 33.0% of the Company's revenues were attributable to operations conducted abroad and to export sales. As part of its business strategy, JLM intends to selectively pursue international expansion. In certain countries where JLM currently operates or intends to expand its operations, the Company could be subject to certain political and economic uncertainties, including labor unrest, political instability, restrictions on transfers of funds, high export duties and quotas, domestic and international customs and tariffs, unexpected changes in regulatory environments and potentially adverse tax consequences. There can be no assurance that these factors will not have a material adverse effect on the Company's ability to increase or maintain its international sales or on its results of operations and financial condition.

FOREIGN EXCHANGE FLUCTUATIONS

     A portion of the Company's revenues is denominated in currencies other than the U.S. dollar. Accordingly, the Company's results of operations and financial condition may be effected by fluctuations in the rate of exchange between such currencies and the U.S. dollar. Moreover, the Company may incur costs in connection with conversions between currencies. Although the Company attempts to monitor its exposure to currency fluctuations by continuously reviewing actual and anticipated changes in exchange rates and general economic conditions in the countries in which the Company operates, as well as its actual and anticipated sources and uses of various foreign currencies, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations and financial condition. For a further discussion of the effect of foreign currency exchange fluctuations on the Company's operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects of Inflation; Foreign Currency Exchange Rates."

DEPENDENCE ON KEY CUSTOMERS

     A small number of the Company's customers historically have accounted for a significant percentage of the Company's sales of acetone and phenol. Loss of one or more of these significant customers could have a material adverse effect on the Company's results of operations and financial condition. In the past, the Company has not experienced significant difficulties in replacing the sales volumes accounted for by the periodic loss of significant customers. However, there can be no assurance that the historic levels of business from current customers will be maintained in the future or that such customers could be replaced quickly enough to avoid adversely impacting revenues and profitability.

IMPLEMENTATION OF BUSINESS STRATEGY

     The Company has experienced rapid growth since its inception. JLM's continued growth is largely dependent on the successful implementation of its business strategy. There can be no assurance that the Company will be able to successfully implement its business strategy or that if implemented, such strategy will be successful. If the Company is unable to implement its business strategy, the Company's results of operations and financial condition could be adversely affected. See "Business -- Business Strategy."

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

     The Company is subject to federal, state, local and foreign environmental laws, rules, regulations, and ordinances concerning emissions and discharges, and the generation, handling, storage, transportation, treatment, disposal and import and export of hazardous materials ("Environmental Laws"). The operation of chemical manufacturing and storage facilities and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial remediation costs in the event of discharges of contaminants and fines and criminal sanctions for violations. In addition, compliance with existing and future Environmental Laws may require significant capital expenditures by the Company. Although it is the Company's policy to comply with all Environmental Laws and the Company believes that it is currently in material compliance with all Environmental Laws, there can be no assurance that material environmental liabilities will not be incurred by the Company or that compliance with Environmental Laws will not require material capital expenditures by the Company, each of which could have a material adverse effect on the Company's results of operations and financial condition.

     Elevated levels of contaminants, which may be the result of historical use and/or migration from neighboring properties, have been detected at the JLM Terminal and at the Blue Island Plant. Under the terms of the purchase of the JLM Terminal, the Company is indemnified by Unocal, the prior owner of the property, for up to $7.5 million in environmental liabilities which it will seek to enforce if any liabilities for violating Environmental Laws arise at the JLM Terminal. There can be no assurance, however, that a claim for indemnification will be successful. The Company has no right to indemnification from the prior owner of the Blue Island Plant. If the Company is required to conduct a remediation of the Blue Island Plant or remediation for which it is not indemnified at the JLM Terminal, the level of expenditure that may be required to satisfy the Company's environmental liabilities could have a material adverse effect on its financial condition or results of operations.

     Levels of organic compounds slightly in excess of regulatory reporting thresholds were detected in the ground water at the Company's Polychem facility. The Company has been addressing the issues and the analytical data most recently collected indicate very low levels of target contaminants. Accordingly, the Company is presently investigating whether the site was initially properly listed on the Hazardous Sites Inventory or whether the site can be removed from the list. Costs for completion of any required remediation have not been determined and there can be no assurance that if the Company is required to complete further remediation at the Polychem facility that the costs would not have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Environmental Regulation."

COMPETITION

     The worldwide chemical market is intensely competitive. The Company faces competition from a substantial number of global and regional competitors, many of which have greater financial, production and other resources than the Company. Among the Company's competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Barriers to entry in the industry, apart from capital availability, may be low, particularly with respect to commodity products. The entrance of new competitors in the industry, including companies who currently serve as suppliers to the Company, may reduce the Company's ability to maintain current sales or price levels. The Company's competitive position is based principally on customer service and support, breadth of product line, product quality, facility location and the selling prices of its products. There can be no assurance that the Company will have sufficient resources to maintain its current competitive position or market share. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL; ABILITY TO RECRUIT PERSONNEL

     The future success of the Company is largely dependent on the efforts and abilities of its senior management and certain other key personnel, particularly John L. Macdonald, the Company's founder, President and Chief Executive Officer. The Company's success will depend in large part on its ability to retain these individuals and other current members of its senior management team and to attract and retain qualified personnel in the future. All members of the Company's senior management are employed by the Company on an "at-will" basis and the Company has not entered into any employment agreement with any member of its senior management. The Company does maintain a "key-person" life insurance policy on Mr. Macdonald in the amount of $850,000. However, the loss of Mr. Macdonald or other members of senior management or of certain other key employees or the Company's inability to retain other qualified employees could have an adverse impact on the Company's results of operations and financial condition. See "Management."

VOTING CONTROL BY PRINCIPAL STOCKHOLDER

     Immediately following completion of the Offering, John L. Macdonald, President and Chief Executive Officer of the Company, will be the beneficial owner of 4,371,648 shares of Common Stock, which represents approximately 63.4% of the issued and outstanding shares of Common Stock (approximately 60.3% of the issued and outstanding shares of Common Stock if the Underwriters' over-allotment option is exercised in full). Mr. Macdonald has, and will continue to have, sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matters submitted to the stockholders for approval. See "Management" and "Principal and Selling Stockholders."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS; RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     Except for the repayment of approximately $15.3 million of outstanding indebtedness (see "Use of Proceeds"), the Company currently has no specific plans for use of a significant portion of the net proceeds of the Offering. Accordingly, management of the Company will have broad discretion with respect to the use of these funds. In particular, the Company could use a portion of these funds to acquire or invest in complementary businesses, products and assets. Future acquisitions or joint venture investments by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business and results of operations. In addition, acquisitions and joint ventures involve numerous risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience and the potential loss of key employees. There can be no assurance that the Company will be able to identify attractive or willing acquisition or joint venture candidates, or that the Company will be able to complete an acquisition or joint venture investment if such candidates are identified. The Company has no present agreements or commitments with respect to any material acquisitions of other businesses, products or assets, except for its commitment to acquire a 12.7% interest in SK Trading. The Company is also investigating opportunities to participate in certain recently announced phenol capacity expansions, although, it has not reached any agreement or understanding with respect to any such participation. See "Use of Proceeds."

ABSENCE OF DIVIDENDS; RESTRICTIONS ON DIVIDENDS

     The Company has never paid any cash dividends on the Common Stock and does not anticipate cash dividends on the Common Stock at any time in the foreseeable future. See "Dividend Policy." In addition, pursuant to certain of the Company's credit agreements, the Company and its subsidiaries are restricted from paying dividends.

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering there has been no public market for the Common Stock and there can be no assurance that an active market will develop or be sustained after the consummation of the Offering. Consequently, the initial public offering price of the Common Stock offered hereby was determined by negotiations among the Company, the Selling Stockholder and the Underwriters and may not be indicative of future prices. See "Underwriting" for information relating to the method of determining the initial public offering price.

     The market price for the Common Stock may be significantly affected by such factors as the Company's operating results, changes in any earnings estimates publicly announced by the Company or by analysts, announcements of significant business developments by the Company or its competitors and various factors affecting the overall economic environment. In addition, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, especially newly public companies, have experienced wide price fluctuations not necessarily related to the fundamentals or operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial number of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity or equity-related securities. Upon completion of the Offering, the Company will have 6,899,936 shares of Common Stock outstanding. Of such shares, 2,300,000 shares of Common Stock, representing approximately 33.3% of the issued and outstanding shares of Common Stock (2,645,000 shares of Common Stock representing 36.5% of the issued and outstanding shares of Common Stock if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 4,599,936 shares of Common Stock representing approximately 66.7% of the issued and outstanding shares of Common Stock (approximately 63.5% of the issued and outstanding shares of Common Stock if the Underwriters' over-allotment option is exercised in full) are beneficially owned by affiliates of the Company and are therefore "restricted securities" as that term is defined in Rule 144 and as such are subject to certain holding period, volume limitations and other restrictions prescribed by Rule 144. The Company, its officers, directors and certain stockholders, who collectively hold all of such "restricted securities," have agreed that they will not dispose of any shares of Common Stock for a period of 180 days after the date of the Underwriting Agreement relating to the Offering without the written consent of the representatives of the Underwriters. Upon expiration of such 180 day period, an aggregate of 228,288 shares will become eligible for sale without restriction pursuant to Rule 144(k) under the Securities Act and approximately 4,371,648 additional shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule
144. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER MEASURES

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, deter or prevent a change in control of the Company that stockholders might otherwise consider in their best interests. These provisions (i) allow only the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer of the Company to call special meetings of the stockholders, (ii) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, (iii) generally authorize the issuance of one or more classes of "blank check" preferred stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors and (iv) require approval of holders of 80.0% of the outstanding voting power to amend or repeal items (i), (ii) and (iv) above. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The amount by which the initial public offering price per share of Common Stock exceeds the pro forma net tangible book value per share of Common Stock after the Offering constitutes dilution to investors in the Offering. Persons purchasing in the Offering will experience an immediate dilution of net tangible book value of $5.26 per share. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from its sale of 2,156,000 shares of Common Stock offered hereby, based on an initial public offering price of $10.00 per share, after deducting estimated offering expenses and underwriting discounts, are estimated to be approximately $19.5 million ($22.7 million if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $15.3 million of the net proceeds to repay certain long-term debt and will have the remaining $4.2 million available to use for working capital and general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products. Except for its commitment of $500,000 to acquire a 12.7% interest in SK Trading the Company has no present agreements or commitments and is not currently engaged in any definitive negotiations with respect to any such transactions. In addition, while JLM is investigating opportunities to participate in certain recently announced phenol capacity expansions, it has not reached any agreement or understanding with respect to any such participation and any discussions, to date, have been merely exploratory in nature.

     The indebtedness expected to be repaid as of March 31, 1997, consists of
(i) approximately $14.4 million incurred to finance the acquisition of the Blue Island Plant and related capital expenditures, which accrues interest on the unpaid principal balance at LIBOR plus 3.5% (9.2% per annum as of March 31, 1997) and matures in June 2002 and (ii) approximately $0.9 million incurred to finance the acquisition of the JLM Terminal which accrues interest on the unpaid principal balance at 10.9% per annum and matures in June 2000. The above amounts include prepayment penalties and accrued interest totaling $1.0 million as of March 31, 1997.

     Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.

     The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, for the future operation and expansion of the Company's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors. Furthermore, the Company and its subsidiaries are restricted from paying dividends under certain credit agreements to which they are a party. See "Risk Factors -- Absence of Dividends; Restrictions on Dividends."

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1997 and (ii) the capitalization of the Company as adjusted to give effect to the Offering after deducting the estimated underwriting discount and estimated offering expenses payable by the Company and the anticipated application by the Company of the estimated net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the Selected Consolidated Financial Data and Consolidated Financial Statements of the Company and Notes thereto included elsewhere herein.

                                                                 MARCH 31, 1997
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(2)
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Total short-term debt(1)....................................  $22,276     $19,292
                                                              =======     =======
Long-term debt, excluding current maturities:
  Bank debt.................................................  $15,421     $ 4,105
  Loan payable to stockholder...............................      905         905
                                                              -------     -------
          Total long-term debt..............................   16,326       5,010
Stockholders' equity:
  Common stock..............................................       50          69
  Additional paid-in capital................................      490      19,400
  Retained earnings.........................................   14,870      14,657
  Foreign currency translation adjustment...................     (152)       (152)
  Treasury stock............................................     (522)         --
                                                              -------     -------
          Total stockholders' equity........................   14,736      33,974
                                                              -------     -------
Total capitalization........................................  $31,062     $38,984
                                                              =======     =======

---------------

(1) Consists of the current portion of long-term debt and loans payable.
(2) Adjusted to give effect to the issuance of 2,156,000 shares of Common Stock by the Company at an initial public offering price of $10.00 per share and the application of a portion of the estimated net proceeds as of the beginning of the period to repay certain indebtedness as described under "Use of Proceeds." Also reflects the retirement of all shares of treasury stock.

                                    DILUTION

     As of March 31, 1997, the net tangible book value of the Company was approximately $13.2 million, or $2.79 per share of outstanding Common Stock. "Net tangible book value per share" represents the total amount of tangible assets of the Company reduced by the amount of total liabilities and divided by the number of shares of Common Stock outstanding after giving effect to the stock split described in Note 18 of Notes to Consolidated Financial Statements. After giving effect to the sale by the Company of the 2,156,000 shares of Common Stock in the Offering at an initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and offering expenses, the net tangible book value of the Company at March 31, 1997 would have been approximately $32.7 million or $4.74 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $1.95 per share of Common Stock to existing stockholders and an immediate dilution of approximately $5.26 per share of Common Stock to new investors in the Offering. Dilution per share represents the difference between the price per share paid by new investors and the net tangible book value per share immediately after the Offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share......................   $ 10.00
  Net tangible book value per share at March 31, 1997.......  $  2.79
  Increase in net tangible book value per share attributable
     to new investors in the Offering.......................     1.95
                                                              -------
Net tangible book value per share after the Offering.................      4.74
                                                                        -------
Net tangible book value per share dilution to new investors in the
  Offering...........................................................   $  5.26
                                                                        =======

     The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by existing stockholders and by new investors purchasing shares of Common Stock in the Offering:

                                                               CONSIDERATION PAID
                                        SHARES PURCHASED         TO THE COMPANY        AVERAGE
                                       -------------------    ---------------------   PRICE PER
                                       NUMBER(1)   PERCENT      AMOUNT      PERCENT     SHARE
                                       ---------   -------    -----------   -------   ---------
Existing stockholders................  4,743,936     68.8%    $   540,000      2.4%    $ 0.11
New investors........................  2,156,000     31.2      21,560,000     97.6      10.00
                                       ---------    -----     -----------    -----
          Total......................  6,899,936    100.0%    $22,100,000    100.0%
                                       =========    =====     ===========    =====

---------------

(1) Based on 6,899,936 shares of Common Stock outstanding as of March 31, 1997, after giving effect to the Offering. Excludes 459,200 shares of Common Stock issuable upon the exercise of outstanding stock options or upon the vesting of shares of restricted stock which are to be granted effective upon completion of the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Set forth below is certain selected consolidated historical financial information of the Company and its subsidiaries as of December 31, 1992, 1993, 1994, 1995 and 1996 and for the years then ended and for the three months ended March 31, 1996 and 1997. Such information has been derived from the Company's Consolidated Financial Statements and related Notes thereto as of such dates and with respect to such periods, which Consolidated Financial Statements have been audited by Deloitte & Touche LLP, independent auditors. Such firm's report on the Company's Consolidated Financial Statements as of December 31, 1995 and 1996 and for each of the three years ended December 31, 1994, 1995 and 1996, is included elsewhere in this Prospectus. See the Consolidated Financial Statements and related Notes included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data presented below as of and for the three months ended March 31, 1996 and 1997 is unaudited and was prepared by management of the Company on the same basis as the audited Consolidated Financial Statements included elsewhere in this Prospectus and, in the opinion of management of the Company, includes all adjustments necessary to present fairly the information set forth therein.

                                                                                                THREE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                         MARCH 31,
                                   ---------------------------------------------------------   --------------------
                                     1992        1993        1994        1995        1996        1996       1997
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues.........................  $ 199,751   $ 174,322   $ 218,570   $ 289,371   $ 236,521   $ 57,861   $  80,518
Cost of sales....................    190,659     165,190     206,907     265,461     208,282     51,171      73,671
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
  Gross profit...................      9,092       9,132      11,663      23,910      28,239      6,690       6,847
Selling, general and
  administrative expenses........      7,328       7,176       9,280      15,176      17,238      4,015       3,918
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
  Operating income...............      1,764       1,956       2,383       8,734      11,001      2,675       2,929
Interest income
  (expense) -- net...............        246        (128)       (371)     (1,757)     (2,815)      (641)       (628)
Other income -- net..............        126         318         453         152         197         64          41
Foreign currency exchange (loss)
  gain -- net....................         --          --        (319)     (1,075)       (527)      (799)         63
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
  Income before minority interest
    and income taxes.............      2,136       2,146       2,146       6,054       7,856      1,299       2,405
Minority interest in (loss)
  income of subsidiaries.........         (3)        (20)        (64)          5         (82)        (7)         (9)
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
  Income from continuing
    operations before income
    taxes, discontinued
    operations and extraordinary
    item.........................      2,133       2,126       2,082       6,059       7,774      1,292       2,396
Income tax provision.............        736         969         973       2,430       3,417        970         836
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
  Income from continuing
    operations before
    discontinued operations and
    extraordinary item...........  $   1,397   $   1,157   $   1,109   $   3,629   $   4,357   $    322   $   1,560
                                   =========   =========   =========   =========   =========   ========   =========
  Net income.....................  $   1,134   $     858   $   1,049   $   3,182   $   3,929   $    239   $   1,476
                                   =========   =========   =========   =========   =========   ========   =========
INCOME PER SHARE:
Income from continuing operations
  before discontinued operations
  and extraordinary item.........  $    0.28   $    0.23   $    0.22   $    0.72   $    0.89   $   0.06   $    0.33
Discontinued operations..........      (0.05)      (0.06)      (0.05)      (0.09)      (0.09)     (0.02)      (0.02)
Extraordinary item...............         --          --        0.03          --          --         --          --
                                   ---------   ---------   ---------   ---------   ---------   --------   ---------
Net income per share.............  $    0.23   $    0.17   $    0.20   $    0.63   $    0.80   $   0.04   $    0.31
                                   =========   =========   =========   =========   =========   ========   =========
Weighted average number of shares
  outstanding....................      5,011       5,011       5,011       5,011       4,878      5,011       4,744
Pro forma income per share from
  continuing operations before
  discontinued operations and
  extraordinary item(1)..........                                                  $    0.80              $    0.28
Pro forma shares
  outstanding(1).................                                                      6,523                  6,389
OTHER FINANCIAL DATA:
Depreciation and amortization
  expense........................  $     322   $     352   $     572   $   1,522   $   2,524   $    532   $     678
EBITDA(2)........................      2,086       2,308       2,955      10,256      13,525      3,207       3,607

                                                          DECEMBER 31,                           MARCH 31,
                                      ----------------------------------------------------   ------------------
                                        1992       1993       1994       1995       1996      1996       1997
                                      --------   --------   --------   --------   --------   -------   --------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...........  $  1,843   $  1,047   $  1,498   $   (274)  $    (61)  $ 5,119   $   (825)
Total assets........................    37,642     35,945     55,031     86,498     87,292    81,455    108,745
Total debt..........................     6,353      5,182      6,561     23,204     31,043    27,350     38,602
Total stockholders' equity..........     6,295      6,462      7,411     10,519     13,444    10,618     14,736

---------------

(1) The weighted average number of shares outstanding has been adjusted to include the number of shares (1,645,161) that the Company would need to issue at an offering price per share of $10.00 (which results in assumed net proceeds per share (after deducting underwriting discounts but before deducting offering expenses) of $9.30) to repay the indebtedness described in "Use of Proceeds."
(2) EBITDA represents the operating income of the Company plus depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and may not be comparable to other similarly titled measures by other companies. EBITDA does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance, and certain covenants of the Company's borrowing agreements are tied to similar measures. Supplemental selected consolidated cash flow information is included below:

                                                                                                     THREE MONTHS
                                                                                                        ENDED
                                                         YEARS ENDED DECEMBER 31,                     MARCH 31,
                                           ----------------------------------------------------   ------------------
                                             1992       1993       1994       1995       1996      1996       1997
                                           --------   --------   --------   --------   --------   -------   --------
                                                                        (IN THOUSANDS)
Net cash provided by (used in):
  Operating activities...................  $ (1,244)  $  3,487   $  6,064   $  2,746   $     26   $(3,565)  $ (5,894)
  Investing activities...................    (2,687)    (3,229)    (1,218)    (4,661)    (6,631)   (1,480)      (443)
  Financing activities...................     4,900     (2,086)        85       (469)     6,705     4,411      7,485
Capital expenditures.....................     2,513      3,161      1,221      2,320      7,347     1,445        371

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and the Notes thereto included in this Prospectus. In particular, for information regarding the Company's operations in different industry segments and geographic locations see Note 17 of Notes to Consolidated Financial Statements.

     This Prospectus contains forward-looking statements. All forward-looking statements included in this Prospectus are based on current expectations and information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. These forward-looking statements involve risks and uncertainties including, among others: (i) the cyclical nature of the worldwide chemical market, (ii) the possibility of excess production capacity, (iii) fluctuations in the cost and availability of raw material prices, (iv) the political and economic uncertainties associated with international operations, (v) fluctuations in foreign exchange, (vi) the risks associated with potential acquisitions and
(vii) the ability to successfully implement other features of the Company's business strategy. See "Risk Factors." The Company's actual results could differ materially from those anticipated in such forward-looking statements.

GENERAL

     JLM is a leading marketer and distributor of certain commodity chemicals, principally acetone and phenol. The Company believes it is the second largest marketer of acetone and the fifth largest marketer of phenol in North America. JLM is also a global distributor of olefins, principally propylene, as well as a variety of other commodity and specialty chemicals. In order to provide stable and reliable sources of supply for its products, the Company (i) maintains long-established supplier relationships with several major chemical companies,
(ii) manufactures phenol and acetone and (iii) sources acetone from its joint venture manufacturing operation. JLM's operating income has grown from $2.4 million in 1994 to $11.0 million in 1996, a compound annual growth rate of 114.9%. This growth was achieved primarily as a result of the acquisition and successful integration of the Blue Island Plant, increased sales of existing products and the addition of new products.

     A majority of the Company's revenue is derived from the sale of commodity chemicals, prices for which are subject to cyclical fluctuations. The Company endeavors to enter into supply contracts that provide a fixed percentage profit per unit of product sold. As a result, the Company believes that revenues may not be an accurate indicator of the Company's overall financial performance. Rather, revenues should be considered along with operating income and net income to accurately measure the Company's financial performance. For example as average acetone, phenol and propylene selling prices declined from 1995 to 1996, the Company's revenues declined by approximately 18.3% over the same period. However, in 1996 operating income and net income increased 26.0% and 23.5%, respectively, in comparison to the prior year's results.

     The Company's business consists of a manufacturing and a marketing segment. The Company's manufacturing segment includes the operations of the Blue Island Plant and the sale of acetone manufactured at the Mt. Vernon Plant. The Company's marketing segment includes its distribution, storage and terminaling operations and all other sourcing operations.

     Set forth below, for the periods indicated, is certain information regarding the contributions by the manufacturing and marketing segments to the Company's revenues, gross profit, operating income, gross margin and operating margin. The marketing segment revenues include an assumed selling commission determined in accordance with industry standards for the sale of products that are manufactured at the Blue Island Plant. In addition, the marketing segment operating income reflects the expenses associated with the sale of such products. The marketing segment also includes an assumed allocation of revenues, costs of goods sold and expenses associated with the sale of products sourced from the Mt. Vernon Plant, which allocation has been determined on a basis consistent with the assumed commission for sale of products manufactured at the Blue Island Plant. Results for any one or more periods are not necessarily indicative of annual results or continuing trends.

                                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                               MARCH 31,
                           ------------------------------------------------------   ---------------------------------
                                 1994               1995               1996              1996              1997
                           ----------------   ----------------   ----------------   ---------------   ---------------
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues:
  Marketing.............   $193,836    88.7%  $229,505    79.3%  $176,274    74.5%  $39,983    69.1%  $64,186    79.7%
  Manufacturing.........     24,734    11.3     59,866    20.7     60,247    25.5    17,878    30.9    16,332    20.3
                           --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total revenues..........   $218,570   100.0%  $289,371   100.0%  $236,521   100.0%  $57,861   100.0%  $80,518   100.0%
Gross profit:
  Marketing.............   $  8,919    76.5%  $ 14,154    59.2%  $ 15,241    54.0%  $ 3,053    45.6%  $ 3,265    47.7%
  Manufacturing.........      2,744    23.5      9,756    40.8     12,998    46.0     3,637    54.4     3,582    52.3
                           --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total gross profit......   $ 11,663   100.0%  $ 23,910   100.0%  $ 28,239   100.0%  $ 6,690   100.0%  $ 6,847   100.0%
Segment operating
  income:
  Marketing.............   $  4,045    86.7%  $  5,186    45.7%  $  5,011    39.8%  $   959    30.5%  $ 1,367    39.0%
  Manufacturing.........        621    13.3      6,164    54.3      7,586    60.2     2,186    69.5     2,137    61.0
                           --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total segment operating
  income................   $  4,666   100.0%  $ 11,350   100.0%  $ 12,597   100.0%  $ 3,145   100.0%  $ 3,504   100.0%
Corporate expense.......     (2,283)     --     (2,616)     --     (1,596)     --      (470)     --      (575)     --
                           --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total operating
  income................   $  2,383   100.0%  $  8,734   100.0%  $ 11,001   100.0%  $ 2,675   100.0%  $ 2,929   100.0%


                                                       AS A PERCENTAGE OF SEGMENT REVENUES
                                 --------------------------------------------------------------------------------
                                                                                         THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                          MARCH 31,
                                 ------------------------------------------------   -----------------------------
                                      1994             1995             1996            1996            1997
                                 --------------   --------------   --------------   -------------   -------------
Gross margin:
  Marketing....................        4.6%             6.2%             8.6%             7.6%            5.1%
  Manufacturing................       11.1             16.3             21.6             20.3            21.9
                                     -----            -----            -----            -----           -----
  Total gross margin...........        5.3%             8.3%            11.9%            11.6%            8.5%
Segment operating margin:
  Marketing....................        2.1%             2.3%             2.8%             2.4%            2.1%
  Manufacturing................        2.5             10.3             12.6             12.2            13.1
                                     -----            -----            -----            -----           -----
Total segment operating
  margin.......................        2.1%             3.9%             5.3%             5.4%            4.4%

  Marketing Segment

     The marketing segment revenues are influenced largely by the volume of new and existing products sold by the Company. The volume of products sold depends on a number of factors, including growth in the homebuilding and automobile sectors and the overall economic environment. The Company's supply agreements, primarily relating to acetone, frequently contain a term providing for a fixed percentage profit per unit of product sold. In addition, the Company's supplier and customer contracts have a provision permitting the Company to purchase or sell additional product at the Company's option, typically plus or minus 5.0% of the contractual volume amount. As a result, during a period of pricing volatility, the Company has the opportunity to improve its profitability by exercising the appropriate option to either build inventory in a rising price environment or to sell product for future delivery in a declining price environment.

     In 1995, the Company instituted changes in its shipping and handling of olefins in order to increase its olefins marketing gross profit margins. Specifically, the Company now attempts to secure free on board ("FOB") shipping terms for its bulk commodity sales and, when unable to do so, attempts to negotiate extended free time for unloading vessels at the port of destination. By doing so, the Company has reduced the risks of incurring charges for delays in unloading vessels at the port of destination. In 1995, as a result of the implementation of these changes, the Company experienced lower revenues, but improved gross margins, from its olefins marketing activities.

     In May 1997, the Company and its joint venture partners agreed to restructure their investments in Olefins Terminal Corporation ("OTC"). As a result, the Company and Ultramar Diamond Shamrock ("UDS") bought out the interest of a third joint venture partner and each became a 50% owner of OTC. The Company accounts for its investment in OTC through the equity method of accounting. (See Note 5 of Notes to Consolidated Financial Statements). As part of the restructuring, OTC's $3.6 million of existing indebtedness was refinanced and the take-or-pay terminaling agreement between OTC and the Company's olefins marketing operations was cancelled and a new terminaling arrangement implemented. The original take-or-pay terminaling agreement resulted in charges to JLM's pre-tax income of $1.3 million in 1994, $1.3 million in 1995, and $1.4 million in 1996, and the Company did not generate significant revenues at the terminaling facility to offset these charges. Under the new arrangement, effective as of January 1, 1997, the Company will pay terminal throughput fees only when it utilizes the terminaling facility thus generating offsetting revenues. The Company expects that this arrangement should improve the Company's gross profit potential (as compared to historical results) because the Company will no longer be required to incur terminal fees without accompanying revenues.

     The Company's Venezuelan operations, which accounted for 4.3% of 1996 total revenues, expose it to the risk of hyperinflation and currency devaluation. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation, the effects of fluctuations in exchange rates in translating the net assets of the financial statements in a hyperinflationary economy require any gains or losses to be included in current net income. During the period 1994 through April 1996, exchange controls, followed by rapid devaluation, created translation losses which were charged against earnings in each of the respective accounting periods. In April 1996, exchange controls were lifted and have contributed to stabilizing the currency. See "Effect of Inflation; Foreign Currency Exchange Rates" below for a further discussion of the impact of exchange rates on the Company's results of operations.

  Manufacturing Segment

     The results of operations of the Company's manufacturing segment are influenced by a number of factors, including economic conditions, competition and the cost of raw materials, principally propylene and benzene. The Company's ability to pass along raw material price increases to its customers is limited because the commodity nature of the chemicals manufactured at the Blue Island Plant restricts the Company's ability to increase prices.

     As a result of an anticipated propylene price increase, in 1996 the Company entered into a financial hedging contract in order to minimize its exposure in the first quarter of 1997 to fluctuations in the price of propylene. Gains and losses for such contracts are recognized as an adjustment of cost of sales at the time the finished products are sold. As a result, in the first quarter of 1997 the Company had a gain on the hedging contract of approximately $0.5 million, which reduced cost of sales for this period by a corresponding amount.

     The development of financial instruments to hedge against changes in the prices of propylene and benzene has only recently occurred and the Company has just begun using such instruments. The Company may seek periodically in the future, to the extent available, to enter into financial hedging contracts for the purchase of propylene and benzene in an effort to manage its raw material purchase costs (see Note 2 of Notes to Consolidated Financial Statements). There can be no assurance that the use of such instruments by the Company will be successful. The Company can be exposed to losses in connection with such contracts equal to the amount by which the fixed hedge price on the contract is above the market price for such chemicals at the time of purchase.

     Since its acquisition in 1995, the Blue Island Plant has operated at or near full capacity and, in order to economically expand its production capacity, it would be necessary to increase its capacity to that of a worldscale facility. However, physical limitations at the Blue Island Plant prohibit such an increase and, as a result, the Company has no plans to expand the Blue Island Plant. In 1996, the first full year of ownership of the Blue Island Plant, approximately 60.2% of the Company's total segment operating income was derived from the manufacturing segment.

     Since 1994, the Company has sourced, on average, approximately 250 million pounds annually of acetone from the Mt. Vernon Plant. The Company is required to purchase all of the acetone produced at the Mt. Vernon Plant and not consumed by GE Plastics. In 1996, the amount of acetone available to JLM was reduced by approximately 15 million pounds and it is anticipated that over the next four years the amount of acetone available to JLM will be further reduced by approximately 35 to 40 million pounds. The reduction in the amount of acetone sourced from the Mt. Vernon Plant is the result of increased consumption by GE Plastics. In view of capacity limitations affecting the Blue Island Plant and the anticipated reduction in product sourced from the Mt. Vernon Plant, the Company anticipates any growth in the manufacturing segment will come as a result of additional acquisitions or joint ventures.

  Tax Matters

     JLM accounts for income taxes on a consolidated basis and accrues for tax liabilities based on its U.S. earnings. The Company's foreign subsidiaries file tax returns in the country where incorporated. To the extent these subsidiaries are profitable, taxes are payable based on that country's prevailing tax rate. Upon repatriation of non-U.S. earnings, the U.S. allows a foreign tax credit to be applied against the Company's U.S. consolidated return for the foreign taxes paid by the Company's foreign subsidiaries. If losses are incurred, countries in which the Company's foreign subsidiaries are incorporated generally allow the losses to be carried forward and applied against income earned in subsequent years. The Company's Venezuelan operation has incurred losses which have generated net operating loss carryforwards ("NOL's") and, based on Venezuelan tax guidelines, these NOL's may be carried forward for three years. However, these losses are not deductible for U.S. federal income tax purposes and as a result cannot be offset against U.S. pre-tax profits.

     In an effort to reduce its U.S. federal and state income tax liability, in 1994 the Company established a foreign sales corporation ("FSC"). Under the Internal Revenue Code, FSCs are granted tax incentives for exporting U.S. produced goods overseas, and as such, there are specific tax benefits to the Company for the products it exports. If specific conditions are met under the Internal Revenue Code, up to 65.0% of the commission income earned by the FSC from these export transactions may be exempted from U.S. taxation. Since the formation of the FSC, the Company has met these requirements, thereby reducing its taxable income.

  Phenol, Acetone and Propylene Pricing and Volumes

     Phenol, acetone and propylene are the principal commodity chemicals sold by JLM and together accounted for approximately 65.0% of revenues in 1996. Set forth below, for the periods indicated, is certain information regarding the Company's quarterly average selling prices and volumes for acetone, phenol and propylene. The Company believes that, for the periods indicated, its average selling prices have generally followed market prices, which are driven by changes in the balance between supply and demand, the price of feedstocks and the level of general economic activity. Results for any one or more periods are not necessarily indicative of annual results or continuing trends.

           QUARTERLY SALES PRICE PER POUND AND VOLUME OF PRODUCT SOLD

                                                      ACETONE              PHENOL            PROPYLENE
                                                  ---------------      --------------      --------------
                                                   $         LBS        $        LBS        $        LBS
                                                  ----      -----      ----      ----      ----      ----
                                                                   (POUNDS IN MILLIONS)
1994
First quarter...................................  0.12       97.8      0.21      31.1      0.14      71.2
Second quarter..................................  0.14       97.9      0.28      10.9      0.16      85.4
Third quarter...................................  0.16       97.6      0.27       9.8      0.24      38.9
Fourth quarter..................................  0.24       77.6      0.31       8.1      0.30      56.6
1995
First quarter...................................  0.25       92.1      0.42       8.4      0.29      13.9
Second quarter..................................  0.27      100.8      0.36      16.9        --        --
Third quarter...................................  0.30       93.6      0.33      30.3      0.20       5.5
Fourth quarter..................................  0.30      101.7      0.30      33.6      0.13       9.2
1996
First quarter...................................  0.25      115.5      0.30      29.9      0.12       9.0
Second quarter..................................  0.23      106.3      0.28      38.1      0.23      34.2
Third quarter...................................  0.20      110.0      0.34      30.1      0.22      12.4
Fourth quarter..................................  0.19       92.1      0.36      31.9      0.20      42.1
1997
First quarter...................................  0.18      114.2      0.35      30.4      0.25      90.4

     Based upon information currently available to the Company, it is believed that prices for acetone and phenol will strengthen during the remainder of 1997 and that propylene prices will show continued volatility. See
"Business -- Industry Overview."

RESULTS OF OPERATION

  Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

     Revenues. Revenues increased $22.6 million to $80.5 million for the three months ended March 31, 1997 from $57.9 million for the comparable period in 1996, an increase of 39.2%. Revenues for the marketing segment increased $24.2 million to $64.2 million for the three months ended March 31, 1997 from $40.0 million for the comparable period in 1996, an increase of 60.5%. The increase in marketing segment revenues was principally the result of increased sales of propylene, principally in Asia. Revenues for the manufacturing segment decreased by $1.6 million to $16.3 million for the three months ended March 31, 1997 from $17.9 million for the comparable period in 1996, a decrease of 8.6%. The decrease in manufacturing segment revenues was principally the result of a decline in selling prices for acetone, which was only partially offset by an increase in selling prices for phenol. Sales volumes of acetone from the Mt. Vernon Plant and acetone and phenol from the Blue Island Plant were substantially the same for the three months ended March 31, 1997 and 1996.

     Gross Profit. Gross profit increased $0.1 million to $6.8 million for the three months ended March 31, 1997 from $6.7 million for the comparable period in 1996, an increase of 2.3%. As a percentage of revenues, gross profit decreased to 8.5% for the three months ended March 31, 1997 from 11.6% for the comparable period in 1996. Gross profit for the marketing segment increased $0.2 million to $3.3 million for the three months ended March 31, 1997 from $3.1 million for the comparable period in 1996, an increase of 6.9%, principally as a result of the new terminaling arrangement with OTC (See Note 18 of Notes to Consolidated Financial Statements). Gross profit for the manufacturing segment decreased by $0.1 million to $3.6 million for the three months ended March 31, 1997 from $3.7 million for the comparable period in 1996, a decrease of 1.5%. The increase in total gross profit was principally the result of increases in the selling prices for phenol in the first quarter of 1997, reductions in manufacturing costs associated with the successful implementation of a new manufacturing technique in the production of cumene at the Blue Island Plant and a reduction in raw material costs resulting from a successful hedge of its propylene purchases. During the three months ended March 31, 1997, approximately 13 million pounds of propylene purchases were covered by a fixed financial hedge for which the Company had a gain of $492,970, which reduced its cost of sales for this period by a corresponding amount. The reduction in cost of sales resulting from the propylene hedge was partially offset by an increase in the cost of benzene, which the Company elected not to hedge. Gross profit in both the manufacturing and marketing segments was also adversely impacted by decreases in acetone selling prices.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.1 million to $3.9 million for the three months ended March 31, 1997 from $4.0 million for the comparable period in 1996, a decrease of 2.4%. This decrease was principally as a result of reduced compensation cost associated with a reduction in sales personnel.

     Operating Income. Operating income increased $0.2 million to $2.9 million for the three months ended March 31, 1997 from $2.7 million for the comparable period in 1996, an increase of 9.5%. This increase was principally the result of the factors that increased gross profit discussed above together with the reduction in selling, general and administrative expenses achieved in the first three months of 1997.

     Interest Expense -- Net. Interest expense decreased slightly by $13,000 to $628,000 for the three months ended March 31, 1997 from $641,000 for the comparable period in 1996, a decrease of 2.0%.

     Foreign Currency Exchange (Loss) Gain. Foreign currency exchange increased $862,000 to a gain of $63,000 for the three months ended March 31, 1997 from a loss of $799,000 for the comparable period in 1996. This gain was principally the result of the Company's activities in Venezuela.

     Income Tax Provision. The Company's provision for income taxes decreased $0.2 million to $0.8 million for the three months ended March 31, 1997 from $1.0 million for the comparable period in 1996, a decrease of 13.8%. The Company's effective tax rate for the three months ended March 31, 1997 was 36.0% as compared to 99.5% for the comparable period of 1996. The rate for 1997 was significantly lower than that of prior periods due to the increased proportion of international sales associated with the Company's foreign sales corporation. Excluding Venezuelan operations, the effective tax rate for the three months ended March 31, 1997 would have been approximately 35.3% compared to the effective tax rate for the three months ended March 31, 1996 of 46.9%.

     Net Income. Net income increased $1.3 million to $1.5 million for the three months ended March 31, 1997 from $0.2 million for the comparable period in 1996. The increase in net income was due to the factors stated above.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Revenues decreased $52.9 million to $236.5 million for the year ended December 31, 1996 from $289.4 million for the prior year, a decrease of 18.3%. Revenues for the marketing segment decreased $53.2 million to $176.3 million for the year ended December 31, 1996 from $229.5 million for the prior year, a decrease of 23.2%. Substantially all of the decrease was a result of changes made by the Company in its olefins marketing strategy to reduce its exposure to shipping and handling charges. To a lesser extent, the decrease was also attributable to a decrease of $12.9 million in opportunistic sales of certain products in 1995 that did not recur in 1996 and a decrease in revenues of $6.8 million from Venezuelan operations primarily as a result of the devaluation of the local currency. These decreases more than offset the increase in revenues of $9.0 million from a full year of the Company's European operations in 1996 as compared to nine months in 1995. Revenues for the manufacturing segment increased $0.3 million to $60.2 million for the year ended December 31, 1996, from $59.9 million for the prior year, an increase of 0.6%. This increase was principally the result of a decline in sale of acetone from the Mt. Vernon Plant which was offset by the $17.8 million increase in sales resulting from a full year of the Blue Island Plant's operations in 1996 compared to seven months in 1995.

     Gross Profit. Gross profit increased $4.3 million to $28.2 million for the year ended December 31, 1996 from $23.9 million for the prior year, an increase of 18.1%. As a percentage of revenues, total gross profit increased to 11.9% in 1996 compared to 8.3% for the prior year, primarily due to the full-year contribution of higher gross margin products from the Blue Island Plant and higher distribution margins. Gross profit for the marketing segment increased $1.0 million to $15.2 million for the year ended December 31, 1996, from $14.2 million for the prior year, an increase of 7.7%. Despite generally lower selling prices on many products, margins were significantly higher in 1996 as compared to the prior year principally as a result of the exercise by the Company of its options on certain acetone sales contracts. Gross profit for the manufacturing segment increased

$3.2 million to $13.0 million for the year ended December 31, 1996 from $9.8 million for the prior year, an increase of 33.2%, primarily as a result of including a full year of operations of the Blue Island Plant which generally carry higher gross margins.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.0 million to $17.2 million for the year ended December 31, 1996 from $15.2 million for the prior year, an increase of 13.6%. The increase was primarily the result of including a full year of operations of the Blue Island Plant. To a lesser extent, the marketing segment experienced increased distribution costs in 1996 as compared to 1995, which more than offset reduced compensation costs for this period.

     Operating Income. Operating income increased $2.3 million to $11.0 million for the year ended December 31, 1996 from $8.7 million for the prior year an increase of 26.0%. The increase was principally the result of the increase in gross profit, which was partially offset by the increase in selling, general and administrative expenses.

     Interest Expense -- Net. Interest expense increased $1.0 million to $2.8 million for the year ended December 31, 1996 from $1.8 million for the prior year principally due to the additional interest expense associated with the inclusion of the Blue Island Plant for the full year and to a lesser extent to increased borrowings used to fund working capital requirements associated with the Company's marketing segment.

     Foreign Currency Exchange (Loss) Gain. Foreign currency exchange decreased $0.6 million to a loss of $0.5 million for the year ended December 31, 1996 from a loss of $1.1 million for the prior year. Substantially all of these losses were the result of the Company's activities in Venezuela. In December 1995, the Company began using the market rate, in accordance with SFAS No. 52, to recognize foreign currency exchange gains and losses for its Venezuelan subsidiary rather than using the official Venezuelan rate. The effect of using the market rate resulted in an additional $0.4 million foreign exchange loss during 1995. During the first quarter of 1996, the market rate for U.S. dollars rose from 350 to 470 bolivars per dollar, at which time it stabilized for the remainder of 1996. See "Effect of Inflation; Foreign Currency Exchange Rates" discussed below.

     Income Tax Provision. The Company's provision for income taxes increased $1.0 million to $3.4 million for the year ended December 31, 1996 from $2.4 million for the prior year, an increase of 40.6%, principally as a result of the Company's inability to apply $1.2 million of pre-tax losses from its Venezuelan operations to reduce its U.S. taxable income. The Company's effective income tax rate increased to 44.4% for 1996 as compared to 40.1% for 1995.

     Net Income. Net income increased $0.7 million to $3.9 million for the year ended December 31, 1996 from $3.2 million for the prior year, an increase of 23.5%, principally as a result of the factors discussed above.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Revenues increased $70.8 million to $289.4 million for the year ended December 31, 1995 from $218.6 million for the prior year, an increase of 32.4%. Revenues for the marketing segment increased $35.7 million to $229.5 million for the year ended December 31, 1995 from $193.8 million for the prior year, an increase of 18.4%. The increase in the marketing segment's revenues resulted primarily from the start-up of the Company's European subsidiary in April 1995, and from the expansion of the Company's Venezuelan operations. In addition, the marketing segment benefitted from higher sales volumes and selling prices of its two largest products, acetone and phenol. Revenues for the manufacturing segment increased $35.2 million to $59.9 million for the year ended December 31, 1995 from $24.7 million for the prior year, an increase of 142.0%. The increase in manufacturing segment revenues was principally the result of increased selling prices for acetone from the Mt. Vernon Plant and the inclusion of seven months of operations of the Blue Island Plant after its acquisition in June 1995.

     Gross Profit. Gross profit increased $12.2 million to $23.9 million for the year ended December 31, 1995 from $11.7 million for the prior year, an increase of 105.0%. The marketing segment's gross profit increased $5.2 million to $14.2 million for the year ended December 31, 1995 from $8.9 million for the prior year, an increase of 58.7% as a result of increased revenues as explained above and higher margins. As a percentage of revenues, total gross profit increased to 8.3% in 1995 as compared to 5.3% for 1994 primarily as a result of the higher gross margins of the Company's manufacturing segment and Venezuelan operations. The manufacturing segment's gross profit increased $7.1 million to $9.8 million for the year ended December 31, 1995 from $2.7 million for the prior year, an increase of 255.5%, primarily resulting from including operations of the Blue Island Plant for a portion of the year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.9 million to $15.2 million for the year ended December 31, 1995 from $9.3 million for the prior year, an increase of 63.5%, primarily as a result of including the expenses associated with the Blue Island Plant and the expansion of JLM's international operations, principally in Venezuela as described above.

     Operating Income. Operating income increased $6.3 million to $8.7 million for the year ended December 31, 1995 from $2.4 million for the prior year, an increase of 266.5%. The increase was primarily due to including the operations of the Blue Island Plant which more than offset the increase in selling, general and administrative expenses.

     Interest Expense -- Net. Interest expense increased $1.4 million to $1.8 million for the year ended December 31, 1995 from $0.4 million for the prior year. The increase was principally the result of the borrowings made to effect the acquisition of the Blue Island Plant and to a lesser extent the result of increased borrowings used to fund working capital requirements associated with the expanded marketing segment.

     Foreign Currency Exchange (Loss) Gain. Foreign currency exchange increased $0.8 million to a loss of $1.1 million for the year ended December 31, 1995 from a loss of $0.3 million for the prior year. The loss was primarily due to Venezuelan operations.

     Income Taxes. The Company's provision for income taxes increased $1.4 million to $2.4 million for the year ended December 31, 1995 from $1.0 million for the prior year, an increase of 149.7%, principally due to the increase in income. The Company's effective income tax rate decreased to 40.1% in 1995 as compared to 45.1% in 1994, as a result of the increase in foreign currency loss which is not deductible for tax purposes.

     Net Income. Net income increased $2.1 million to $3.2 million for the year ended December 31, 1995 from $1.1 million for the prior year, an increase of 203.3%. The increase in net income was due to the factors stated above.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities increased $2.3 million to $5.9 million for the period ended March 31, 1997 from $3.6 million for the prior period in 1996. This increase was primarily the result of increases in the Company's working capital accounts which more than offset an increase in net income of $1.2 million. Net cash used in investing activities decreased $1.1 million to $0.4 million for the period ended March 31, 1997 from $1.5 million for the prior period in 1996.

     Net cash provided by financing activities increased $3.1 million to $7.5 million for the period ended March 31, 1997 as compared to $4.4 million provided in the prior period of 1996. As of March 31, 1997, the Company had net borrowings on its loans payable and long-term debt of $7.6 million. For the period ended March 31, 1997, Aurora and Phoenix made distributions to their stockholders of $73,698. As of March 31, 1997, the Company had a borrowing capacity of $21.0 million under various credit agreements as described in Note 7 of Notes to the Consolidated Financial Statements.

     Net cash provided by operating activities decreased $2.7 million to $26,402 for the year ended December 31, 1996 as compared to $2.7 million in the prior year. This decrease was primarily the result of changes in the Company's working capital accounts which more than offset an increase in net income of $0.7 million. Net cash used in investing activities increased $1.9 million to $6.6 million for the year ended December 31, 1996 as compared to $4.7 million the prior year. In 1996, $7.3 million of cash was used for capital expenditures as compared to $2.3 million in the prior year. In 1996, $3.7 million of the capital expenditures related to the zeolite efficiency upgrades at the Blue Island Plant. The Company also received proceeds of $0.8 million in 1996 in connection with the sale of certain assets held for sale.

     Net cash provided by financing activities increased $7.2 million to $6.7 million for the year ended December 31, 1996 compared to $0.5 million used in the prior year. In 1996, the Company had net borrowings on its loans payable, long-term debt and stockholder loans of $7.2 million. In addition, Aurora and Phoenix made distributions to their stockholders of $0.5 million. As of December 31, 1996, the Company had a borrowing capacity of $38.2 million under various credit agreements as described in Note 7 of Notes to the Consolidated Financial Statements.

     Concurrent with the Offering, the Company will repay $15.3 million of outstanding indebtedness and expects to have available borrowing capacity of $53.8 million under its credit agreements. The Company will also have $4.2 million of available cash on hand. For information regarding the material terms of the Company's credit facilities, see Notes 7 and 8 to Notes to Consolidated Financial Statements.

     The Company is currently constructing an additional storage tank at the JLM Terminal. The proposed storage tank will increase JLM's current storage capacity at the JLM Terminal by 3 million pounds. The Company expects construction on the storage tank to be completed in July 1997 with a total anticipated construction cost of $0.6 million. Costs associated with evaluation, planning, design and construction are ongoing and have been funded through the Company's current credit facilities.

     In April 1997, the Company entered into an agreement to purchase a 12.7% interest in SK Chemical Trading Pte. Ltd. The agreement provides that upon commencing construction of a chemical plant in Vietnam, the Company is required to pay an additional $0.5 million as additional consideration for its ownership interest in SK Chemical Trading Pte. Ltd. The Company expects to fund this payment through the Company's current credit facilities. See
"Business -- Business Strategy."

     JLM believes its liquidity and capital resources, including its ability to borrow additional amounts under its credit agreements, are sufficient to meet its needs through 1998 and to permit it to continue to implement its business strategy.

ENVIRONMENTAL

     It is the Company's policy to comply with all Environmental Laws and the Company believes that it is currently in substantial compliance with all applicable Environmental Laws pertaining to the operations of its facilities and treatment of wastes that are generated by operations at those facilities. In 1996, the Company's expenditures relating to maintaining compliance with Environmental Laws were approximately $0.7 million. In 1997, the Company has budgeted approximately $1.2 million for environmental compliance costs consisting of approximately $0.5 million for a one-time capital expenditure relating to the installation of a thermal oxidizer at the Blue Island Plant in response to new regulatory requirements and approximately $0.7 million of expenditures relating to ongoing compliance with Environmental Laws. These expenditures will be funded primarily from cash flow from operations. There can be no assurance, however, that the actual levels of expenditures relating to environmental compliance will not exceed the budgeted amounts either as a result of changes in Environmental Laws to make them more stringent or the discovery of any additional or unknown environmental confirmations relating to the Company's operations. Any requirement compelling the Company to spend significant amounts in excess of those budgeted for environmental compliance matters could have a material adverse effect on the Company's financial condition or results of operations.

     Elevated levels of certain petroleum-related substances, organic chemicals and metals, which the Company believes are a result of either use by the prior owner of the site and/or migration from neighboring facilities, have been detected in groundwater and/or soils at the JLM Terminal. The prior owner of the site is currently implementing remedial work to address onsite petroleum contamination and has agreed to indemnify the Company for up to $7.5 million for environmental liabilities at the JLM Terminal. Low levels of various organic compounds, which are the result of either historical use of the site prior to the Company's acquisition thereof and/or migration from neighboring facilities have also been detected in the soils and groundwater at the Blue Island Plant. However the Company has not been required, and it does not believe that it will be required, to plan, undertake, or fund any remedial activities at the Blue Island Plant. Low levels of organic compounds slightly in excess of regulatory reporting thresholds were detected in the ground water at the Company's Polychem facility. The Company has been addressing the environmental issues that exist at that facility and analytical data most recently collected indicate very low levels of target contaminants. The Company is presently investigating whether the site should remain on the list of Hazardous Sites Inventory.

     The Company does not currently believe that a material amount of funds will be required to complete remediation at any site. If the Company is required to conduct remediation at the Blue Island Plant or remediation for which it is not indemnified at the JLM Terminal or to complete remediation at the Polychem facility, however, the level of expenditure that may be required to satisfy the Company's environmental liabilities could have a material adverse effect on its financial condition or results of operations. See "Business -- Environmental Regulation."

EFFECT OF INFLATION; FOREIGN CURRENCY EXCHANGE RATES

     Inflation generally affects the Company by increasing the cost of labor, equipment and raw materials. The Company does not believe that inflation has had any material effect on the Company's business over the last three years.

     A portion of the Company's revenues are denominated in foreign currencies, principally Venezuelan bolivars, Dutch gilders and Canadian dollars. As a result, the Company's operations may be effected by exchange rate fluctuations. If foreign currency denominated revenues are greater than costs, the translation of foreign currency denominated costs and revenues into U.S. dollars will improve profitability when the foreign currency strengthens against the U.S. dollar and will reduce profitability when the foreign currency weakens. In addition, the remeasurement of foreign currency denominated assets and liabilities into U.S. dollars gives rise to foreign exchange gains or losses which are included in the determination of net income. The Company attempts to monitor its exposure to currency fluctuations by continuously reviewing actual and anticipated changes in the exchange rate between the U.S. dollar and the principal foreign currencies in which portions of the Company's revenues are denominated. The Company also analyzes the actual and anticipated economic condition in each of the foreign countries in which it has operations, as well as its own actual and anticipated sources and uses of foreign currencies.

     In instances where the Company has entered into an agreement either obligating it to make a payment in a foreign currency or entitling it to receive a payment in a foreign currency, the Company may enter into a forward currency contract to eliminate the effect of foreign currency fluctuations on such payables or receivables. The Company only enters into forward foreign exchange contracts with respect to specific payables and receivables and such contracts only involve amounts equal to the amount of such payables and receivables. Accordingly, the Company generally does not realize any gain or loss on account of such contracts.

     In May 1994, the Venezuelan government, following a period of rapid devaluation in their currency, the bolivar, implemented certain exchange controls including a frozen exchange rate for converting the bolivar into other currencies. This "official" rate was initially established at 170 bolivars per U.S. dollar. In December 1995, the Venezuelan government changed the official exchange rate to 290. In April 1996, the exchange controls were lifted, and the exchange rate immediately rose to 470 bolivars per U.S. dollar, remaining in a range of 470 to 480 through December 1996. These periods of devaluation in the bolivar adversely impacted JLM's Venezuelan operating results by lowering profit margins and generating foreign currency losses which are reported in the Consolidated Financial Statements. As of the date hereof, the bolivar has remained relatively stable during the last 12 months.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board recently issued SFAS No. 128, Earnings Per Share. The objective of SFAS No. 128 is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more compatible with the earnings per share standards of other countries. JLM does not anticipate that SFAS No. 128 will have a significant impact on pro forma income per share.

                                    BUSINESS

OVERVIEW

     JLM is a leading marketer and distributor of certain commodity chemicals, principally acetone and phenol. The Company believes that it is the second largest marketer of acetone and the fifth largest supplier of phenol in North America. JLM is also a global distributor of olefins, principally propylene, as well as a variety of other commodity and specialty chemicals. In order to provide stable and reliable sources of supply for its products, the Company (i) maintains long-established supplier relationships with several major chemical companies (ii) manufactures phenol and acetone at its Blue Island Plant and
(iii) sources acetone from its joint venture manufacturing operation. The Company's principal products, acetone, phenol and propylene are used in the production of adhesives, coatings, forest product resins, paints, pharmaceuticals, plastics, solvents and synthetic rubbers. The Company sells its products worldwide to over 600 customers, including Ashland Chemical, Inc. ("Ashland"), B.F. Goodrich Co. ("B.F. Goodrich"), Borden, Inc. ("Borden"), Hoechst Celanese Corporation, E.I. DuPont de Nemours and Company ("DuPont"), Dutch State Mines ("DSM"), Eli Lilly & Co., Georgia Pacific Corporation ("Georgia Pacific"), ICI Acrylics Inc. ("ICI Acrylics"), Minnesota, Mining and Manufacturing Company, Neste Resins Corporation ("Neste"), Rohm & Haas Company ("Rohm & Haas") and Shell Chemicals Canada, Inc. ("Shell Chemicals Canada"). In 1996, sales to the foregoing customers accounted for approximately 21.0% of the Company's revenues. No single customer accounted for more than 10% of the Company's revenues in 1996.

     In 1977, John L. Macdonald, the Chief Executive Officer and President of the Company, co-founded Gill and Duffus Chemicals, Inc., the domestic chemical trading operation of the London-based Gill and Duffus Holding PLC. As part of a management buy-out in 1982, Mr. Macdonald purchased Gill and Duffus Chemicals, Inc., and subsequently merged into Steuber Company, Inc., the domestic operations of the Steuber Group, a worldwide chemical distribution company. In 1986, Mr. Macdonald purchased the U.S. assets of the Steuber Group and formed JLM as the successor.

     Since 1986, the Company has grown rapidly by expanding its product sourcing arrangements and product offerings, acquiring manufacturing and terminaling facilities and providing superior customer service and product quality and availability. Among the Company's most significant corporate milestones are (i) its investment in 1987 in the Mt. Vernon Partnership, (ii) the formation in 1992 of OTC, (iii) the acquisition of the JLM Terminal in 1992 and (iv) the acquisition of Blue Island Plant in 1995. In addition, the Company entered into its first exclusive marketing agreement with Sasol Chemical Industries (PTY) Ltd. (South Africa) ("SasolChem") in 1987 and began its expansion into the international markets with the opening of offices in Canada in 1987, Venezuela in 1992 and Europe in 1995.

INDUSTRY OVERVIEW

  Phenol

     Phenol is produced through the oxidation of cumene, which is produced from propylene and benzene. Acetone is produced as a co-product during this manufacturing process in the approximate ratio of 0.6 pounds of acetone for every 1.0 pound of phenol. Approximately 80.0% of global acetone production is produced as a co-product in the manufacture of phenol, and, as a result, phenol demand largely determines acetone production levels. The markets for phenol and acetone are cyclical and sensitive to changes in the balance between supply and demand, the price of feedstocks and the level of general economic activity.

     According to industry sources, current world phenol capacity is approximately 13.8 billion pounds (4.5 billion pounds in North America). The two largest end markets for phenol are phenolic resins, which is the Company's only market for phenol, and bisphenol A ("BPA"). Phenolic resins are used extensively as bonding agents and adhesives for wood products such as plywood and granulated wood panels, and account for approximately 37.0% of total phenol demand. BPA is used as a raw material in the manufacture of high performance plastics such as those used in automobiles, household appliances, electronics and protective coatings applications. BPA, the fastest growing application for phenol, currently accounts for approximately 28.0% of phenol demand and is expected to grow to approximately 33.0% by the year 2000. Phenol for the production of

BPA requires a greater degree of purification and is produced almost exclusively by manufacturers of BPA for their internal consumption. Any phenol not consumed internally by such manufacturers generally is sold to other end users. The Company believes sales of excess phenol by BPA producers will be relatively limited as the demand for BPA continues to increase, which should have a positive effect on phenol prices generally.

     Phenol selling prices and margins were at cyclical highs during 1995 and 1996. The Company expects worldwide and North American phenol demand to grow by approximately 3.2% and 2.5% per year, respectively, through 1999. The growth in demand is anticipated to be highest in Southeast Asia and, to a lesser extent, the United States. The Company also expects there to be little change in the levels of phenol production through 1998. As a result, production utilization rates should remain relatively high. Capacity expansions by several major phenol producers of approximately 3 billion pounds worldwide (1.2 billion pounds in the U.S.) starting in the year 2000 have recently been announced. It is unclear how many of these projects will ultimately be completed and the Company believes that it is possible that some of these announced capacity additions will not be built as scheduled.

  Acetone

     The largest end market for acetone is as a raw material in the production of methyl methacrylate ("MMA"), which is used as a chemical intermediate to produce acrylic sheeting and other chemical products, and as an ingredient for surface coating resins for the automotive and construction markets. Acetone is also used as a raw material in the production of BPA and as an industrial solvent.

     The U.S. Federal government has recently exempted acetone from all regulations as a volatile organic compound ("VOC"). To date, 32 states have followed the Federal government's ruling and the Company expects acetone to be exempted from VOC regulation by all 50 states in the near future. The Company believes that the exemption of acetone from VOC regulation will lead to increased demand for acetone based coatings and solvents.

     According to industry sources, current world acetone production capacity is approximately 8.5 billion pounds (2.9 billion pounds in North America). Selling prices and margins for acetone were at cyclical highs in 1995 and early 1996, similar to those for phenol, driven by growth in the use of acetone for the production of MMA, BPA (for engineering plastics), and a rejuvenated market for acetone based solvents. World demand is expected to grow approximately 2.5% annually through 1999. Recently announced capacity additions in Europe and the U.S. for phenol, if completed, would increase the capability for acetone production, which could be partially offset by closure of on-purpose production over the next few years. The Company expects acetone demand in North America to grow approximately 2.8% annually through 1999, driven primarily by growth in the BPA market of approximately 4.9% annually, renewed growth in acetone-based solvents of 3.0% annually, and a continued recovery in the MMA market.

  Propylene

     According to industry sources, current world propylene capacity is approximately 100 billion pounds with global demand for propylene expected to grow approximately 5.0% per year through 1999. North American capacity is currently approximately 30 billion pounds with North American demand expected to grow approximately 2.5% per year through 1999. The U.S. is expected to take a significant role in producing and sourcing propylene to international consumers.

     Over 50.0% of globally produced propylene is used in the manufacture of polypropylene which, in turn, is used primarily in plastic film and molded parts in consumer items, including automobile components, brushes, carpeting, rope and tape.

BUSINESS STRATEGY

     The Company's principal objective is to continue to expand the number of sources and breadth of its chemical products and the markets in which it distributes these products to enhance its position as a leading supplier to the worldwide chemical industry. Key elements of the Company's business strategy include:

     - Expand Sources of Supply through Joint Ventures, Acquisitions and Strategic Relationships. The Company will continue to seek to identify and pursue domestic and international opportunities to expand its sources of supply for products in or consistent with its core business. These opportunities may include additional joint ventures, acquisitions and strategic relationships. Consistent with this strategy, the Company formed the Mt. Vernon joint venture with General Electric Company ("GE ") and an affiliate of CITGO in 1987, acquired the Blue Island Plant in 1995 and established a long term supplier relationship with SasolChem in 1988. Certain phenol producers have recently announced their intentions to add approximately 3 billion pounds of annual production capacity starting in the year 2000. JLM is currently exploring opportunities to participate in certain of these expansions in order to secure additional sources of phenol and acetone.

     - Increase Sales of Existing Products; Add New Products. The Company will continue to develop its existing relationships and establish new relationships to increase the overall volume and types of products it distributes by (i) increasing the amount distributed by the Company of an existing supplier's output of a given chemical, (ii) distributing additional products for existing suppliers and (iii) adding new chemical producers to its supplier base. During 1996, the Company entered into agreements to distribute approximately 70 million additional pounds of chemicals for both existing and new suppliers in 1997, including ARCO Chemical Company ("ARCO Chemical"), Goodyear Tire & Rubber Co. ("Goodyear") and Monsanto Company ("Monsanto"). In addition, the Company recently expanded the product line it distributes for SasolChem. To date in 1997, the Company has entered into agreements with CONDEA Vista Company ("CONDEA Vista") to distribute butanol and with GE Plastics to become a U.S. distributor of styrene.

     - Continue International Expansion. The Company currently has international operations in South America, Europe and Asia. JLM intends to continue to utilize its chemical market experience, distribution and logistics capabilities and industry relationships to increase its international presence, particularly in the growing chemical markets of Asia and South America. JLM recently purchased a minority interest in SK Asia and has agreed to purchase a minority interest in SK Trading, both of which are participating in a Vietnamese joint venture that intends to construct a chemical plant in Vietnam that will produce dioctyl phthlate, a chemical used in the manufacture of plastics such as PVC. The Vietnamese joint venture also intends to construct terminaling and storage facilities in Vietnam and Malaysia. The Company believes that its indirect participation in the Vietnamese joint venture also will provide it with increased access to the Asian market.

     - Continue to Provide Superior Customer Service. JLM believes that its continued success will be in large part due to its emphasis on providing superior customer service. The Company believes it is well positioned to take advantage of current trends within the chemical industry as chemical producers continue to outsource their terminaling and logistics operations and reduce the number of outside distributors used. The Company focuses on providing sourcing, inventory and logistics solutions for its customers and endeavors to provide both its customers and suppliers with a level of service that is unmatched in the industry.

PRODUCTS AND CUSTOMERS

     JLM markets more than 50 chemical products to over 600 customers worldwide. In 1996, sales of acetone, phenol and propylene accounted for approximately 65.0% of the Company's total revenues. Set forth below is certain information about the Company's sales of acetone, phenol, propylene and certain other products, including representative customers for such products.

  Acetone

     In 1996, JLM distributed approximately 424 million pounds of acetone, of which approximately 63.0% was sourced from the Blue Island Plant and the Mt. Vernon Plant. The largest end market application of acetone is as a raw material in the production of MMA, an important chemical intermediate used to make aircraft windows, lighting fixtures, medical/dental parts, storm doors and taillight lenses. Additional end market applications for acetone include adhesives, pharmaceuticals, solvents, paints and plastics. JLM's acetone customers include Ashland, B.F. Goodrich, DuPont, ICI Acrylics and Rohm & Haas.

  Phenol

     In 1996, the Company distributed approximately 130 million pounds of phenol, of which approximately 74.0% was sourced from the Blue Island Plant. The two largest end market applications for phenol are phenolic resins, which are used in adhesives and bonding agents in plywood and other forest products, and BPA. JLM's phenol customers include Borden, Georgia Pacific and Neste.

  Propylene

     In 1996, the Company distributed approximately 98 million pounds of propylene. The largest end market application for propylene is as a raw material in the production of polypropylene which is used in the manufacture of appliance parts, automobile components, brushes, carpeting, rope and tape. Propylene is also used in the production of foams for furniture, insulation, elastomers, molded goods and pharmaceuticals. The Company also markets other olefins, including butadiene and ethylene. The Company's olefins customers include Dupont, Exxon Corporation ("Exxon"), GE and Goodyear. JLM's propylene customers include Borealis Exploration Limited, DSM and The Dow Chemical Corporation ("Dow Chemical").

  Other Products

     In addition to acetone, phenol and propylene, the Company markets and distributes other commodity and specialty chemicals including acetophenone, benzoic acid, butadiene, cumene, DDVP, esters, ethylene, fumaric acid, ketones, lindane and methanol. Some of JLM's customers for these products include BASF Corp., Dow Chemical, DSM, Goodyear, Lilly Industries Inc., PPG Industries Inc., Repsol, S.A. (Spain) ("Repsol") and Shell Chemicals Canada.

     During each of the past three years, no single distribution relationship, customer or group of affiliated customers has accounted for more than 10.0% of the Company's revenues.

MANUFACTURING AND PRODUCT SOURCING

     In order to support its worldwide marketing and distribution capabilities, the Company continually seeks to acquire assets and establish relationships to provide consistent and reliable sources of products. JLM sources a majority of its products from its Blue Island Plant and the Mt. Vernon Plant. In 1996, the Blue Island Plant and Mt. Vernon Plant collectively supplied approximately 63.0% of the total acetone sold by JLM and the Blue Island Plant supplied approximately 74.0% of the total phenol sold by JLM.

  Blue Island

     The Company manufactures cumene, phenol, acetone and certain co-products including alpha methyl styrene ("AMS") and acetophenone at the Blue Island Plant. The Blue Island Plant has an annual manufacturing capacity of approximately 145 million pounds of cumene, 95 million pounds of phenol, 58 million pounds of acetone, 5 million pounds of AMS and 1 million pounds of acetophenone. The phenol produced at the Blue Island Plant can only be used in the production of phenolic resins and not in the production of BPA.

     The Blue Island Plant is strategically located south of Chicago, Illinois, near primary barge and rail transportation terminals that facilitate economic and efficient delivery of raw materials and shipment of finished products. In addition, this location affords the Company significant freight cost advantages in servicing its customer base (which is primarily located in the Midwest) in comparison to competitors located on the U.S. Gulf Coast.

     The Blue Island Plant utilizes a newly installed state-of-the-art UOP zeolite catalyst to produce cumene, the key raw material used to manufacture phenol and acetone. This process has improved the efficiency, profitability and quality of the cumene production and has eliminated the need to purchase supplemental cumene from outside sources. Additionally, the new technology has improved the purity of the Company's AMS and, as a result, the Company's average margin for AMS has increased significantly.

     The raw materials required for the production of cumene are propylene and benzene. The Company, under a long-term supply agreement which expires in 2005, obtains propylene via direct pipeline from the Clark Oil refinery located adjacent to the Blue Island Plant. The Company believes that the terms of its propylene supply contract provide it with a significant raw material cost advantage over many of its competitors, in part because the Company does not have to pay for any transportation costs for the propylene purchased under the supply agreement. The Company purchases benzene from three major petrochemical producers, generally under supply contracts at market rates.

     Currently, the Blue Island Plant is operating at full capacity and in order to economically expand production capacity, it would be necessary to increase its capacity to that of a worldscale facility. However, physical limitations at the Blue Island Plant prohibit such an increase and as a result the Company has no plans to expand the Blue Island Plant. The Company is continually exploring opportunities to expand its manufacturing capabilities through acquisitions or joint ventures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

  Mt. Vernon Partnership

     In addition to its ownership of the Blue Island Plant, JLM participates in a manufacturing joint venture with GE and an affiliate of CITGO (the "Mt. Vernon Partnership") which owns and operates the Mt. Vernon Plant. The Company owns a 2.0% partnership interest in the Mt. Vernon Partnership, an Indiana limited partnership, that was formed to purchase the Mt. Vernon Plant from GE in November 1987. The Company's principal purpose for entering into the partnership was to secure a long-term source of supply for acetone. In 1988, the Company entered into a long-term acetone sales agreement with the Mt. Vernon Partnership. Under the terms of the acetone agreement, the Company is obligated through the year 2002, and thereafter unless the agreement is terminated upon prior notice, to purchase all of the acetone produced at the Mt. Vernon Plant and not consumed by GE Petrochemicals, Inc. ("GE Plastics"). The agreement further provides that the Mt. Vernon Partnership cannot terminate the agreement as long as JLM is a partner in the Mt. Vernon Partnership. The initial term of this agreement expires in 2002 and continues thereafter for successive one-year terms unless one year's notice is otherwise provided by either party.

     The Company has been since 1988 and believes that it will in the future be able to continue to profitably market all the acetone offered to it under this agreement. Since 1994, the Company has sourced on average approximately 250 million pounds of acetone annually from the Mt. Vernon Plant. In 1996, the amount of acetone available to JLM from the Mt. Vernon Plant was reduced by approximately 15 million pounds and it is anticipated over the next four years that the amount of acetone available to JLM will be further reduced by approximately 35 to 40 million pounds as a result of increased consumption by GE Plastics.

     Under the terms of the partnership agreement for the Mt. Vernon Partnership, the management of the business and affairs of the partnership is controlled by the partners owning at least 66.0% of the partnership interests. The Mt. Vernon Partnership has entered into an operation and maintenance agreement with GE pursuant to which GE manages, operates and maintains the Mt. Vernon Plant. The partnership agreement generally provides GE with the right at any time to require the sale of JLM's interest in the Mt. Vernon Partnership to a third party selected by GE and the right after December 31, 2008 to directly purchase JLM's interest in the partnership.

  Supplier Relationships

     In addition to its manufacturing facility and joint venture, JLM sources its products through long-established supplier relationships with many of the largest and most well-known chemical companies worldwide. Suppliers to JLM include ARCO Chemicals, Goodyear, Monsanto, Repsol and SasolChem. The structure of the Company's long-term relationships with its outside suppliers helps the Company mitigate the impact of cyclical market fluctuations in product supply and price to which typical spot traders or distributors are exposed. In a majority of JLM's supply contracts, the purchase price paid by JLM is not determined until after JLM sells the product, and is generally based on a fixed percentage profit per unit of product sold. In contrast, the typical spot trader or distributor may agree to a fixed purchase price prior to the sale, taking the market risk of effecting a successful resale of the product. In addition, spot traders do not typically enter into long-term supply contracts or relationships, thereby reducing their ability to service the needs of both customers and suppliers.

     In 1988, the Company entered into an agreement to purchase acetone from SasolChem, which was to remain in effect until either party gave six months notice of termination. In 1992, the Company entered into new agreements with SasolChem to purchase additional quantities of acetone, methyl-ethyl ketone and n-propanol. These new agreements are on terms substantially similar to its existing acetone agreement with SasolChem. The Company has since expanded its relationship with SasolChem to include the purchase and distribution of methyl-isobutyl ketone and ethanol in North America.

     The Company has recently entered into an agreement to distribute styrene monomer for GE Plastics. Styrene is the primary component used in the production of synthetic rubbers and plastics. Additionally, the Company has entered into agreements with ARCO Chemical Company, CONDEA Vista and Monsanto to distribute n-propanol, butanol and ethyl acetate, respectively.

TERMINALING AND STORAGE

     The Company, with an affiliate of UDS, participates in a joint venture which owns and operates the OTC Terminal at the mouth of the Houston, Texas ship channel in Bayport, Texas. The facility is located on 2.4 acres of land and has throughput capacity of approximately 900 million pounds. The facility includes twin storage spheres with a total capacity of approximately 22 million pounds of propylene and is capable of handling and storing gaseous products at a full range of temperature and pressure conditions. The OTC Terminal is believed to be the only independent propylene export terminal in the U.S. and its Gulf Coast location is well suited to enable U.S. producers to place their products into the global market. See "Properties."

     The OTC Terminal is operated by Baytank (Houston) Inc. ("Baytank"), a major terminal owner and operator, under a long-term contract. OTC also leases from Baytank the land upon which the OTC Terminal is located. The Company has been engaged by OTC to provide certain administrative and managerial services to OTC, including on-site supervision of terminal operations and certain bookkeeping and administrative matters.

     The Company has additional terminal and storage facilities located at the JLM Terminal on the Cape Fear River in Wilmington, North Carolina. The JLM Terminal is located on 14 acres of land, is accessible to ship, barge, rail and truck, is capable of handling a broad range of products including methanol, oxygenated solvents and inorganic chemicals, and has a total capacity of 15 million gallons. The facility includes three tank truck loading bays, six loading bays for jumbo rail cars, laboratory services and a computerized weigh scale. Of the total storage capacity at the JLM Terminal, approximately 2.5 million gallons of capacity are used by the Company and the remainder are subject to long-term leases to third parties expiring from 1998 to 2002. See "Properties."

     The Company maintains inventory at approximately 15 locations across North America and in a number of locations in Europe and South America. In addition to the Company's owned terminal and storage facilities located at the JLM Terminal and OTC Terminal, the Company has approximately 3.5 million gallons of liquid storage capacity and approximately 500,000 pounds of palletized storage capacity pursuant to short-term leases at various locations in the U.S. The Company believes its storage facilities are adequate for the Company's current and anticipated near-term needs. Should the need arise for substantial amounts of additional storage facilities in the future, the Company does not currently anticipate any material difficulties in obtaining sufficient new storage facilities through purchase or lease at prevailing commercially reasonable rates. The Company operates a fleet of more than 100 rail cars and has long-term working relationships with a number of national barge lines and tank truck carriers. See "Properties."

SALES AND MARKETING

     The Company focuses on bulk quantity sales (generally not smaller than truck load lots) of commodity chemicals to over 600 customers worldwide in a broad range of industries. Product sourcing and marketing efforts are handled principally by the Company's sales team of 33 full time employees. Individual salespersons are assigned principal responsibility for specific supplier or customer relationships and for specific products. In addition, each salesperson is required to be familiar with all of the Company's products, suppliers and customers. As a result, the Company believes it is able to respond to customer and supplier needs as well as to take advantage of changing market conditions more effectively than its competitors.

     JLM maintains offices in the U.S., Canada, the Netherlands, Venezuela and Thailand and recently opened two affiliate offices in India and one in Columbia. JLM also has an alliance with a distributor in Spain and operates through agency relationships in Italy, Brazil, Peru and Taiwan. In addition, the Company recently purchased a 25.0% interest in SK Asia, and has agreed to purchase a 12.7% interest in SK Trading, two Singapore-based companies participating in a Vietnamese joint venture. The Vietnamese joint venture intends to construct a chemical plant in Vietnam that will produce dioctyl phthlate, a chemical used in the production of plastics such as PVC. The Vietnamese joint venture also intends to construct terminaling and storage facilities in Vietnam and Malaysia.

     Approximately 2.7% of the Company's revenues in 1996 were from sales of specialty chemicals. Prices for specialty chemicals are generally subject to smaller fluctuations than are those for commodity chemicals and specialty chemical sales generally carry higher gross margins. In establishing supply and distribution relationships in specialty chemicals, the Company attempts to leverage existing relationships and knowledge of the needs and objectives of both suppliers and customers.

     The Company's position as a large volume marketer, combined with JLM's knowledge of customer and supplier needs and objectives, affords it opportunities to effect product exchanges. Engaging in product exchange transactions allows the Company to solve customer or supplier problems and take profitable advantage of identified market trends. The Company's ability to engage in swap transactions is enhanced by its terminal and storage capabilities which also enable the Company to accumulate inventory to take advantage of market trends.

     In its olefins marketing activities, JLM focuses on the international marketing of olefin petrochemical gases which require specialized shipping, handling and storage. The Company's olefins marketing activities to date have been largely trading oriented. However, the Company believes that its long-term relationships with key industry participants and its access to terminal and storage facilities will enable the Company to become a large volume marketer of olefins. The Company has long-term supply and sales contracts with a number of major olefins producers and consumers in North America, South America, Europe and Asia. For example, the Company has supply relationships with Repsol and Copene-Petroquimica do Nordeste S.A. to source butadiene for the U.S. and with UDS, Exxon and Lyondell Petrochemical Company to export propylene from the U.S. Some of the Company's significant olefins customers include DuPont, Exxon, GE and Goodyear.

COMPETITION

     The Company operates in a highly competitive industry. Many of the Company's competitors have significantly greater financial, production and other resources than the Company. Many of the Company's competitors are large, integrated chemical manufacturers, some of whom have their own basic raw material resources. The Company competes to a lesser extent with certain chemical distribution companies and chemical traders.

     The Company competes in its marketing and distribution activities by providing superior customer service. In the opinion of the Company, the key elements of effective customer service include reliable and timely delivery of products, satisfying customer needs for quality and quantity and competitive pricing. The Company's long-term supplier relationships, terminal and storage facilities, transportation capabilities and industry and product knowledge support the Company's efforts to provide superior customer service. In addition, the Blue Island Plant's Midwest location gives it significant freight cost advantages in selling to its customers in the Midwest over its competitors' production facilities located in the Southeast.

EMPLOYEES

     As of March 31, 1997, the Company and its consolidated subsidiaries had approximately 161 full-time employees. Of these, 82 employees were in management and administration, 33 in sales and marketing and 46 were in production and distribution. Approximately 27 of the Company's domestic employees at the Blue Island Plant are covered by a collective bargaining agreement with the Oil, Chemical and Atomic Workers Union. This agreement expires on October 31, 1998. The Company considers its relations with both its union and non-union employees to be satisfactory.

PROPERTIES

     The following table sets forth certain information as of March 31, 1997, relating to the Company's principal facilities:

                                                             APPROXIMATE
FACILITY                     PRINCIPAL ACTIVITIES; LOCATION  SQUARE FEET   OWNED/LEASED
--------                     ------------------------------  -----------   ------------
Corporate Headquarters       Administration Headquarters;       25,000      Owned
                             Tampa, Florida
Blue Island Plant            Manufacturing;                    958,000      Owned
                             Blue Island, Illinois
OTC Terminal                 Terminaling and Storage;          104,000      Co-owned
                             Houston, Texas
JLM Terminal                 Terminaling and Storage;          609,000      Owned
                             Wilmington, North Carolina
North America Sales Offices  Blue Island, Illinois               *          Owned
                             Houston, Texas                      *          Owned
                             Wilmington, North Carolina          *          Owned
                             Toronto, Canada                     *          Leased
International Sales Offices  Rotterdam, Netherlands              *          Leased
                             Caracas, Venezuela                  *          Leased
                             Maracaibo, Venezuela                *          Leased
                             Valencia, Venezuela                 *          Leased

---------------

* Less than 25,000 square feet

ENVIRONMENTAL REGULATION

     The Company and its operations are subject to federal, state, local and foreign environmental laws, rules, regulations, and ordinances concerning emissions to the air, discharges to surface and subsurface waters, and the generation, handling, storage, transportation, treatment, disposal and import and export of hazardous materials ("Environmental Laws"). Compliance with such Environmental Laws may result in significant capital expenditures by the Company. Moreover, under certain Environmental Laws, the Company may be liable for remediation of contamination at certain of its current and former properties. For example, under the Comprehensive Environmental Response, Compensation and Liability Act of 1990, as amended ("CERCLA") and similar state laws, the Company and prior owners and operators of the Company's properties may be liable for the costs of removal or remediation of certain hazardous or toxic materials on, under or emanating from the properties, regardless of their knowledge of, or responsibility for, the presence of such materials. CERCLA and similar state laws also impose liability for investigation, cleanup costs and damage to natural resources on persons who dispose of or arrange for the disposal of hazardous substances at third-party sites. In addition, under the Resource Conservation and Recovery Act of 1976 ("RCRA"), the holder of a permit to treat or store hazardous waste can be required to remediate environmental pollution from solid waste management areas at the permitted facility regardless of when the contamination occurred.

     Although it is impossible to predict precisely what effect Environmental Laws will have on the Company in the future, the Company believes, based on past experience and Management's best assessment of future events, that any environmental liabilities will be determined and incurred over an extended period of time, allowing the Company to fund them through its operating cash flow and mitigating their impact on the Company's results of operations. Accordingly, the Company further believes that the effect of any such environmental liabilities would not be material in relation to the Company's consolidated financial position at December 31, 1995 and 1996 and March 31, 1997. Depending on future operating results, however, the environmental liabilities to be recorded in a given annual or quarterly period may result in charges that materially affect the Company's results of operations for that period.

     Although elevated levels of certain petroleum-related substances, organic chemicals and metals have been detected in groundwater and/or soils at the Company's Wilmington, North Carolina terminal facilities, the Company believes that the presence of such substances is the result of either historical use prior to the Company's acquisition of the site from Union Oil Company of California ("Unocal") in 1992 and/or migration from neighboring facilities (including an adjacent Superfund site that is currently being remediated). Unocal, the prior owner of the site, is currently implementing a state approved Remedial Action Plan ("RAP") to address onsite petroleum contamination. The Company is not subject to any requirements under the RAP and believes that the prior owner or the owners of the neighboring properties bear responsibility for any additional remediation of petroleum-related contaminants. Except for the ongoing remediation, no significant cleanup activities have been conducted at the JLM Terminal since it was acquired by the Company in 1992. Should remedial activities be conducted to address contaminants that are not petroleum-related, the Company has insufficient information regarding the types, concentrations, and possible cleanup levels of onsite contaminants to reasonably estimate costs that may be associated with such remediation. In addition, the Company may be entitled to be indemnified for such costs under the 1992 Asset Purchase Agreement between the Company and Unocal. Pursuant to indemnification provisions set forth in the agreement, Unocal agreed to indemnify the Company up to $7.5 million for environmental liabilities at the JLM Terminal.

     The Company believes that the low levels of various organic compounds detected in soils and groundwater at the Blue Island plant are the result of historical use of the site prior to its acquisition by the Company in 1995 and/or migration from neighboring facilities. The concentrations of some of these compounds exceed established state groundwater standards and/or cleanup objectives. However, the Company also believes that the likelihood of either state or federal environmental regulatory agencies seeking remediation in the near term is low, based on the location of the facility, the character of the area (each of which are factors in assessing risk), and the fact that the site is pending removal from the federal list of contaminated sites. To date, the Company has not been required to plan, undertake, or fund any remedial activities.

     Levels of organic compounds slightly in excess of regulatory reporting thresholds were detected in groundwater at the Polychem plant owned by the Company. The Company has been addressing the problem, and recent analytical results show that the levels of contaminants have decreased to acceptable levels. Accordingly, the Company has requested that state authorities permit closure of the remediation at the site.

     The Company does not believe that a material amount of funds will be required to complete remediation at any site.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings, other than claims and lawsuits arising in the normal course of the Company's business. The Company does not believe that such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on its business.

     The Internal Revenue Service (the "IRS") has concluded a federal income tax examination of the Company's 1988, 1989 and 1990 tax years and has proposed adjustments for such years. The Company has filed a protest of the proposed adjustments and is awaiting a determination by the Service with respect to the

Company's protest. The Company believes that the outcome of the examination will not have a material adverse effect on the financial condition or results of operations of the Company.

     The IRS has also commenced a federal income tax examination for the Company's 1992, 1993 and 1994 tax years. The examination is in its final stages, and the Service has not asserted any income tax deficiencies or definitively indicated all the issues that will be involved in the examination. The issues that have been raised by the Service thus far do not indicate that any impact on the taxable years at issue would be material. However, there can be no assurance that additional issues impacting future taxable years will not be raised and resolved adversely to the Company during the course of the examination or subsequent proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors is composed of four members. Upon the completion of the Offering, the size of the Board of Directors will be increased to seven members and three additional directors will be named to fill the additional positions. Directors generally serve for one-year terms and until their successors are duly elected and qualified. Upon consummation of the Offering, the Certificate of Incorporation and Bylaws of the Company will provide that the size of the Board of Directors may be changed (but not to fewer than three or more than nine members) by resolution adopted by the Board of Directors of the Company.

     The following table sets forth certain information regarding the Company's existing directors, executive officers, the three nominees who will be elected as additional directors effective upon the consummation of the Offering and a key employee of the Company. Each of the nominees for director named below has agreed to serve as a director of the Company upon his election to the Board.

DIRECTORS AND EXECUTIVE OFFICERS                AGE                      POSITIONS
--------------------------------                ---                      ---------
John L. Macdonald............................   53    President, Chief Executive Officer and Director
Thaddeus J. Lelek............................   48    Vice President and Director
Wilfred J. Kimball...........................   58    Vice President and Director
Frank A. Musto...............................   40    Vice President, Chief Financial Officer and
                                                         Director
John T. White................................   66    Vice President and General Counsel
Michael J. Molina............................   45    Vice President -- Tax and Audit and Secretary
Linda L. Sato................................   36    Vice President and Treasurer
NOMINEES FOR DIRECTORS
----------------------
Roger C. Kahn................................   45    Director
J. Robert Mehall.............................   55    Director
Jerry L. Weinstein...........................   61    Director
KEY EMPLOYEE
------------
Thomas Johannes van der Weijde...............   46    Vice President, JLM International, Inc.

     John L. Macdonald founded the Company in April 1986 and has served as the President, Chief Executive Officer and a director of the Company throughout its history. Mr. Macdonald also co-founded Gill and Duffus Chemical, Inc., in 1978 and served as its President and Chief Executive Officer until the conclusion of a leveraged buyout in 1983 in which Gill and Duffus Chemical, Inc., merged with the Steuber Company, Inc. Mr. Macdonald received a B.A. from Colorado College and has more than 28 years experience in the chemical industry.

     Thaddeus J. Lelek has been with the Company since its formation in 1986, serving in a variety of senior marketing positions. In 1986 he was elected as Vice President of JLM Marketing. Mr. Lelek has more than 27 years of experience in the chemical industry. Mr. Lelek is principally responsible for formulating and implementing the Company's marketing strategies and programs for North American sales. From 1983 to 1986, Mr. Lelek was also responsible for marketing in North America for Steuber Company, Inc. and from 1980 to 1983, Mr. Lelek headed up the national sales effort for distribution for Gill and Duffus Chemicals, Inc. Mr. Lelek was also employed in various capacities, including National Sales Manager for certain products, for Gulf Oil Chemicals, Inc., from 1970 to 1979. Mr. Lelek graduated with a B.S. in Chemical Engineering from Worchester Polytechnic Institute.

     Wilfred J. Kimball was hired as Vice President of JLM Chemicals and Vice President of the Company following the acquisition by the Company in 1995 of the Blue Island Plant from BTL Specialty Resins Corp. ("BTL Corporation"). Mr. Kimball is primarily responsible for the operation of the Company's Blue Island Plant. In addition, he is responsible for the operations of JLM Terminal and the day to day direction of certain of the Company's sales force and support staff. From 1990 to 1995 Mr. Kimball was President of BTL Corporation and in this capacity was primarily responsible for the Blue Island Plant. From 1985 to 1990, Mr. Kimball served in various executive capacities with BTL Corporation, including Vice President of Manufacturing and Engineering and President of Plyophen Chemicals, a division of BTL Corporation. Prior to 1985, Mr. Kimball served for 22 years in various capacities with Union Carbide Canada LTD. Mr. Kimball received a B.S. in Chemical Engineering from the University of Brunswick.

     Frank A. Musto has been with the Company since its formation in 1986. Mr. Musto was elected as Vice President and Chief Financial Officer in 1994. Mr. Musto is principally responsible for the Company's banking relationships, current cash management systems and investment of excess funds. Prior to joining the Company, from 1979 to 1981, and from 1983 to 1985, Mr. Musto was the Marine Accountant, Controller and Treasurer for the Steuber Company, Inc. From 1981 to 1982, Mr. Musto was the controller for Amerpol International, New York City, a custom house broker, freight forwarder and agent for the government controlled fishing fleet in Poland. Mr. Musto graduated from Bernard M. Baruch College with a B.B.A. in Accounting.

     John T. White has served as Vice President and General Counsel of the Company since 1990. Mr. White is the Company's chief legal officer and is principally responsible for the legal affairs of the Company and its consolidated subsidiaries. From 1987 to 1989, Mr. White was Senior Vice President for Paribas Corporation, a North American investment banking firm. From 1970 to 1987, Mr. White was a partner with the New York City law firm of Wender, Murase & White, and from 1962 to 1970 Mr. White was a partner in the international law firm of Baker & McKenzie, resident in the firm's New York City office. Mr. White received a bachelor's degree from Harvard College, a Juris Doctorate from Columbia and a L.L.M. from New York University.

     Michael J. Molina joined the Company in 1986 as controller. In 1995, he was promoted to his current position as Vice President -- Tax and Audit. Mr. Molina is primarily responsible for taxes, audits and management information systems. From 1992 to 1995, Mr. Molina served as Vice President of Administration. Mr. Molina received a B.A. from Johns Hopkins University and a M.B.A. from Pace University.

     Linda L. Sato has been employed by the Company since 1986 when she was hired as the Company's Assistant Controller. In 1994 she was designated as Vice President and Controller. In 1996, Ms. Sato was promoted to Vice President and Treasurer. Ms. Sato graduated from the University of Connecticut with a B.A. in Accounting.

     Roger C. Kahn has been a Managing Director of Oppenheimer & Co., Inc. in investment banking since 1989 and is currently the head of its Industrial Products Group.

     J. Robert Mehall has been Executive Vice President -- Corporate Development, Petrochemicals/NGLs and Crude Oil Supply for Ultramar Diamond Shamrock since 1996. From 1982 to 1996 Mr. Mehall was Executive Vice President and Senior Vice President of Diamond Shamrock, Inc.

     Jerry L. Weinstein has been Vice President of Owens Corning -- Specialty & Foam Products Division since 1994. From 1980 until 1994, Mr. Weinstein was President and Chief Executive Officer of UC Industries, Inc., an independent manufacturer of plastic products for the building materials industry.

     Thomas Johannes van der Weijde has been employed by the Company since January 1995 when he was hired as Vice President of JLM International, Inc. Mr. van der Weijde is principally responsible for directing the Company's international sales operations (other than for olefins). From 1988 to 1995, Mr. van der Weijde was employed by Repsol, the Spanish state oil company, as Managing Director -- Europe. From 1979 to 1988, Mr. van der Weijde was employed by Carless Refining and Marketing B.V. Rotterdam, initially as the European Sales Manager and later as Managing Director. Mr. van der Weijde received a Bachelors degree in Physics from the University of Amsterdam.

     None of the executive officers or directors are related to one another. Executive officers are elected by and serve at the discretion of the Board of Directors.

DIRECTORS COMPENSATION

     Directors who are not employees of the Company ("Non-Employee Directors") will receive an annual retainer fee of $10,000 and an automatic grant of options to purchase 1,000 shares of Common Stock each year in accordance with the Company's Non-Employee Directors' Stock Plan (the "Directors' Plan").

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon the consummation of the Offering, the Board of Directors will create an Audit Committee and Compensation Committee.

     The Audit Committee's principal responsibilities will be to recommend annually a firm of independent auditors to the Board of Directors, to review the annual audit of the Company's Consolidated Financial Statements and to meet with the independent auditors of the Company from time to time in order to review the Company's general policies and procedures with respect to audits and accounting and financial controls.

     The principal responsibilities of the Compensation Committee will include the establishment of compensation policies for the executive officers of the Company and administration of any stock-based compensation plans.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 for each of the named executive officers (as defined under applicable Securities and Exchange Commission Rules) of the Company (the "Named Executive Officers"):

                               ANNUAL COMPENSATION(1)
                             --------------------------      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS     COMPENSATION(2)
---------------------------  ----   --------   --------   ---------------
John L. Macdonald            1996   $168,486   $250,000       $ 9,486
  President and CEO
Thaddeus J. Lelek            1996    108,333     10,000            --
  Vice President
Wilfred J. Kimball           1996    135,483     15,000        39,141
  Vice President
Frank A. Musto               1996     91,683     26,000         9,500
  Vice President and
  Chief Financial Officer
John T. White                1996    113,866     27,500            --
  Vice President and
  General Counsel

---------------

(1) The Company was not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in 1995 or 1994. Accordingly, information with respect to 1995 or 1994 is not required to be disclosed. Other Annual Compensation consisting of perquisites does not exceed the minimum amounts required to be reported pursuant to Securities and Exchange Commission Rules and the column has therefore been deleted. No options, SARs or other long-term compensation awards were granted in 1996.
(2) For Mr. Macdonald and Mr. Musto consists of the amounts contributed by the Company to the Company's Defined Contribution Plan. For Mr. Kimball consists of $9,500 contributed by the Company to the Company's Deferred Plan, $26,641 of relocation compensation and $3,000 of car allowance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors has not previously had a compensation committee and the functions of the compensation committee historically have been performed by the Board of Directors the sole member of which was John L. Macdonald, the Company's Chief Executive Officer and President. The Board of Directors will establish a compensation committee effective upon completion of the Offering. See "Committees of the Board of Directors."

EQUITY BASED COMPENSATION PLANS

     JLM will adopt the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), the Long-Term Incentive Plan (the "JLM LTIP") and the Directors' Plan. The Compensation Committee will administer the

Stock Purchase Plan and the JLM LTIP and make the determination as to the grant of awards, options and/or rights under the respective plans. No member of the Compensation Committee may receive grants or awards under the plans. The Board of Directors of JLM will administer the Directors' Plan.

     Stock Purchase Plan. An aggregate of 75,000 shares of Common Stock are reserved for issuance under the plan. Under the Stock Purchase Plan, all employees will be given the opportunity to purchase shares of JLM Common Stock two times a year at a price equal to 85.0% of the market price of the stock immediately prior to the beginning of each offering period. The Stock Purchase Plan provides for two offering periods, the months of March and September, in each of the years 1997-2006.

     JLM LTIP. An aggregate of 750,000 shares of Common Stock are reserved for issuance under the plan. Under the JLM LTIP, restricted stock, incentive stock options, nonqualified stock options and stock appreciation rights or any combination thereof may be granted to JLM employees. In general, the exercise price of the options granted under the plan will be determined at the discretion of the committee administering the plan, which price may not be less than the market price of JLM Common Stock on the date the option is granted. Options will normally vest 33 1/3% each year after issuance over a period of three years and will expire after 10 years. The committee may condition awards of restricted stock and stock appreciation rights upon satisfaction of performance criteria or other conditions.

     Director's Plan. An aggregate of 25,000 shares of Common Stock are reserved for issuance under the plan. Each year Non-Employee Directors who are elected or continuing as Non-Employee Directors as of the conclusion of the Company's annual meeting of stockholders will receive options to purchase 1,000 shares of Common Stock. The exercise price of the Options will vest fully at the end of one year and will expire after five years.

                              CERTAIN TRANSACTIONS

     JLM Stables, Inc., a subsidiary of the Company, operated a horse farm in Ocala, Florida and in connection therewith, leased from John L. Macdonald, 100 acres of land consisting of riding areas and grazing pasture, a stable building and farm manager's house. Pursuant to the lease, JLM Stables, Inc. paid certain costs associated with owning and operating the leased property including utilities, maintenance and insurance. In 1994, 1995 and 1996, the Company's total rental payments to Mr. Macdonald were $48,000 per year. Effective November 1, 1996, the Company entered into a new three-year lease with Mr. Macdonald, providing for rental payments of $4,000 per month. During the three month period ended March 31, 1997, the Company paid to Mr. Macdonald $12,000 in connection with this lease. In December 1996, the Company made a decision to terminate its involvement with the horse farm business, and is taking steps to sell all assets used in those activities. In connection with the termination of the horse farm operations, Mr. Macdonald purchased certain horses from the Company for an aggregate purchase price of approximately $324,000 and terminated the lease effective April 30, 1997.

     On November 19, 1996, Mr. Macdonald loaned the Company approximately $941,000. The loan is unsecured, bears interest at the prime rate, currently 8.5%, compounded annually and matures on January 1, 1999. As March 31, 1997, the unpaid principal balance of the loan was approximately $905,000. During 1994, 1995 and 1996, the Company was indebted to Mr. Macdonald on an open account basis for approximately $605,000, $886,000 and $905,000, respectively. All such indebtedness was repaid prior to entering into the November loan transaction.

     In 1995 and 1996, the Company purchased approximately $479,000 and $319,000, respectively, of chemical products from Kemlink JV, a New York joint venture partnership owned 50.0% by Kemlink, L.L.C., a Delaware limited liability company of which Mr. Macdonald is a 97.0% owner. All purchases in 1995 and 1996 were at prices comparable to those paid to unrelated parties. In addition, during these years, the Company sold approximately $1.6 million and $1.3 million, respectively, of chemical products to Kemlink JV. The Company did not purchase from or sell any chemicals to Kemlink in 1994. Effective December 31, 1996, the Company ceased doing business with Kemlink JV, which was terminated by its partners, and Kemlink, L.L.C.

     The Company's Spanish distributor is Chemical Trading, S.L. ("CTSL"), which is owned 100.0% by Eduardo Delgadillo, a stockholder of the Company. The Company and CTSL have an arrangement pursuant to which the Company pays CTSL's operating expenses. The Company treats the difference between such payments and the amount of commissions and other amounts due to CTSL as a loan. Under such arrangement CTSL was indebted to the Company for approximately $140,000, $569,000 and $322,000, as of December 31, 1994, 1995 and 1996, respectively, and approximately $421,000 as of March 31, 1997. Such indebtedness is carried on an open account basis and during 1996, approximately $522,000 was repaid without interest through the sale at fair market value to the Company by Mr. Delgadillo of 48 shares (267,264 shares after giving effect to the stock split in July
1997) of the Company's Common Stock (representing approximately 5.1% of the issued and outstanding shares of Common Stock at such date) owned by him. During the period from 1994 to 1996, Mr. Delgadillo was the beneficial owner of between 9.9% and 4.8% of the Company's outstanding Common Stock.

     In 1994, 1995, 1996 and 1997, the Company leased certain office space from Aurora, a Texas corporation of which John L. Macdonald is an 80% stockholder. Aurora markets certain solvent chemicals, primarily phenol, benzene, and acetone. The lease is on a month to month basis with a rental of $2,100 per month. In 1994, 1995, 1996 and for the period ending March 31, 1997, lease payments were approximately $18,000, $25,000, $25,000 and $6,300, respectively. The lease with Aurora was terminated upon consummation of the purchase by the Company of all of the common stock of Aurora. In 1994, 1995, 1996 and for the period ending March 31, 1997, the Company sold approximately $3.0 million, $5.6 million, $1.4 million and $0.2 million, respectively, of chemical products to Aurora.

     The Company entered into an Agreement for Sale and Purchase of Common Stock held by Mr. Macdonald and an unrelated third party to purchase for a total purchase price of approximately $1.25 million all of the issued and outstanding shares of Aurora. Under the terms of the agreement, the Company purchased Mr. Macdonald's ownership interest in Aurora for a $1.0 million promissory note that matures on June 1, 2002 and bears interest at a rate of 10.0% per annum. The other shareholder received consideration of $250,000 for the purchase of his ownership interest. Of such amount, $150,000 was paid at closing in cash and $100,000 was paid by a three year promissory note which bears interest at the prime rate and is payable in three equal annual installments.

     In 1994, 1995, 1996 and 1997, the Company leased chemical tank railcars from Phoenix, a Connecticut corporation of which the sole stockholder is John L. Macdonald. The Company made payments in 1994, 1995, 1996 and for the period ending March 31, 1997 to Phoenix in respect of such leases of approximately $160,000, $162,000, $203,000 and $6,000, respectively. The Company entered into an Agreement for Sale and Purchase of Common Stock with Mr. Macdonald to purchase for a total purchase price of $500,000 all of the issued and outstanding shares of Phoenix. Under the terms of the agreement, the Company purchased Mr. Macdonald's ownership interest in Phoenix for $500,000, of which $250,000 was offset against advances owed to the Company by Mr. Macdonald and $250,000 paid by means of a promissory note that matures on June 1, 2002 and bears interest at a rate of 10.0% per annum.

     The Company believes that each of the certain transactions described above were on terms no less favorable to the Company than those which could have been obtained in arm's length transactions with unaffiliated third parties. However, except as indicated above, the Company did not obtain independent objective information to support its belief in this respect. After the consummation of the Offering, the Company will not enter into any transaction with any officer, director or stockholder except on terms that are no less favorable to the Company than those which could be obtained in an arm-length transaction with an unaffiliated party unless the approval of a majority of disinterested directors is obtained.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of the date of the Prospectus and as adjusted to reflect the sale of shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, by (i) each person known by the Company to own beneficially more than 5.0% of the outstanding Common Stock, (ii) each director and each nominee for director of the Company, (iii) each of the Named Executive Officers, (iv) all officers, directors and nominees for directors as a group, and (v) the Selling Stockholder. The persons named in the table have sole voting and investment powers with respect to all shares of Common Stock shown as beneficially owned by them. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.

                                      BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                   PRIOR TO THE OFFERING(1)(2)        SHARES         AFTER THE OFFERING(1)
                                   ---------------------------       OFFERED        -----------------------
                                     NUMBER        PERCENTAGE        FOR SALE        NUMBER      PERCENTAGE
                                   -----------    ------------    --------------    ---------    ----------
John L. Macdonald(3)...........      4,515,648         95.2%         144,000        4,371,648       63.4
  8675 Hidden River Parkway
  Tampa, Florida 33627
Thaddeus J. Lelek..............             --           --               --               --         --
Wilfred J. Kimball.............             --           --               --               --         --
Frank A. Musto.................             --           --               --               --         --
John T. White..................             --           --               --               --         --
Roger C. Kahn..................             --           --               --               --         --
J. Robert Mehall...............             --           --               --               --         --
Jerry L. Weinstein.............             --           --               --               --         --
All Directors, Nominees for
  Directors and Executive
  Officers As a Group (10
  persons).....................      4,515,648         95.2%              --        4,371,648       63.4

---------------

(1) Does not include an aggregate of 258,000 shares of Common Stock issuable to the Company's directors and executive officers upon the exercise of stock options to be granted to such persons effective upon the completion of the Offering. Such options will have an exercise price equal to the price on the date of grant and will vest in equal one-third increments in arrears over three years from the date of grant. Also does not include an aggregate of 47,000 shares of restricted Common Stock to be awarded to five executive officers, effective upon the completion of the Offering. Such shares of restricted Common Stock will be subject to a substantial risk of forfeiture that will lapse in equal one-fourth increments in arrears over four years from the date of award.
(2) Does not include 228,288 shares (4.8%) of Common Stock owned by the Company's minority stockholder.
(3) The Selling Stockholder, John L. Macdonald, serves as the Company's President and Chief Executive Officer. Mr. Macdonald also serves as a director of the Company. Includes 167,040 shares of Common Stock held by two irrevocable trusts created for the benefit of Mr. Macdonald's children for which Mr. Macdonald disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of the Company's capital stock is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part.

AUTHORIZED CAPITAL STOCK

     The total number of shares of all classes of stock that the Company has authority to issue under its Certificate of Incorporation is 35,000,000 shares, of which 30,000,000 shares represent shares of Common Stock and 5,000,000 shares represent shares of Preferred Stock (the "Preferred Stock").

COMMON STOCK

     As of July 3, 1997, there were 4,743,936 shares of Common Stock outstanding. Subject to any preferential rights of any Preferred Stock created by the Board of Directors, each outstanding share of Common Stock will be entitled to such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. See "Dividend Policy." Each outstanding share is entitled to one vote on all matters submitted to a vote of stockholders except on matters which are required to be voted exclusively by holders of Preferred Stock or any class of shares of Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock. There are no redemption provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be issued upon completion of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The Board has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the voting rights (if any) to which such shares in that series are entitled, the consideration for such shares in that series and the designations, powers, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of the shares in that series, without further action or vote by the Stockholders. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Under the Company's Certificate of Incorporation, upon consummation of this Offering, assuming no exercise of the Underwriters' over-allotment option, there will be 22,250,064 shares of Common Stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. In addition, the Board has the authority to issue shares of Preferred Stock.

     One of the effects of the existence of unissued and unreserved Common Stock or Preferred Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. The Company currently does not have any plans to issue additional shares of Common Stock or Preferred Stock other than in connection with employee compensation plans.

NO PREEMPTIVE RIGHTS

     No holder of any class of stock of the Company authorized at the time of the Offering will have any preemptive or conversion rights of any other right to subscribe to any securities of the Company of any kind or class.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (a) the transaction that results in the person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85.0% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (a) the owner of 15.0% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15.0% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or Bylaws passed by a majority of its outstanding shares, but such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. The Company's Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the Board. It is further possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS AFFECTING CHANGE IN CONTROL

     Certain provisions of the Certificate of Incorporation and Bylaws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. It is believed that such provisions will enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the Company and its stockholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current Board. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors (see "Authorized but Unissued Capital Stock"), (ii) prohibitions against stockholders calling a special meeting of stockholders, (iii) requirements for advance notice for raising business or making nominations at stockholders' meetings, (iv) the ability of the Board of Directors to increase the size of the board and to appoint directors to newly created directorships and (v) higher than majority requirements to make certain amendments to the Bylaws and Certificate of Incorporation.

  Special Meetings

     The Certificate of Incorporation and Bylaws also provide that special meetings of the stockholders can be called only by the Chairman of the Board of Directors, the Chief Executive Officer of the Company or by a vote of the majority of the Board of Directors. Furthermore, the Bylaws of the Company provide that only such business as is specified in the notice of any such special meeting of stockholders may come before such meeting.

  Advance Notice for Raising Business or Making Nominations at Meetings

     The Bylaws of the Company establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the Chairman of the Board of Directors, or by a stockholder of the Company who is entitled to vote at the meeting who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The chairman of such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, the Chairman of the Board of Directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

     To be timely, a stockholder's notice of business to be brought before an annual meeting and nominations of candidates for election as directors at any annual meeting shall be delivered to the Secretary of the Company at the principal executive offices of the Company not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

     To be timely, a stockholder's notice of nominations of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice shall be delivered to the Secretary of the Company at the principal executive offices of the Company not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

     The notice of any nomination for election as a director must set forth the name and address of, and the class and number of shares of the Company held by, the stockholder who intends to make the nomination and the beneficial owner, if any, on whose behalf the nomination is being made; the name and address of the person or persons to be nominated; a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by the Board of Directors; and the consent of each nominee to serve as a director if so elected.

  Number of Directors; Filling of Vacancies

     The Certificate of Incorporation and Bylaws provide that newly created directorships resulting from any increase in the authorized number of directors (or any vacancy) may be filled by a vote of a majority of directors then in office. Accordingly, the Board may be able to prevent any stockholder from obtaining majority representation on the Board of Directors by increasing the size of the board and filling the newly created directorships with its own nominees.

  Amendments to the Bylaws

     The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80.0% in voting power of all the shares of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal any provision of the Bylaws which is to the same effect as provisions contained in the Certificate of Incorporation relating to (i) the amendment of the Bylaws, (ii) the filling of director vacancies and (iii) calling and taking actions at meetings of stockholders.

  Amendments to the Certificate of Incorporation

     Certificate of Incorporation requires the affirmative vote of the holders of at least 80.0% in voting power of all the shares of the Company entitled to vote generally in the election of directors, voting together as a single class, to alter, amend or repeal provisions of the Certificate of Incorporation relating to (i) the amendment of the Certificate of Incorporation and/or the Bylaws, (ii) the filling of director vacancies and (iii) calling and taking actions at meetings of stockholders.

INDEMNIFICATION AND LIMITATION OF LIABILITY FOR DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company may indemnify directors and officers to the fullest extent permitted by the laws of the State of Delaware. The Company has entered into indemnification agreements with its directors creating certain indemnification obligations on the Company's part in favor of the directors and, as permitted by applicable law, these indemnification agreements clarify and expand the circumstances under which a director will be indemnified. The Certificate of Incorporation also provides that a director of the Company shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

     The indemnification rights conferred by the Certificate of Incorporation of the Company are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company will also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers.

     The effect of such indemnification arrangements may be to exempt or limit the liability of such directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the Company, except to the extent such exemption or limitation is not permitted under applicable law.

TRANSFER AGENT

     The transfer agent and registrar of the Company's Common Stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the Offering, the Company will have 6,899,936 shares of Common Stock outstanding. Of such shares the 2,300,000 shares offered hereby will be freely tradeable by persons other than affiliates of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"). As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an "affiliate" as that term is defined above, who has paid for shares is entitled, beginning one year from the later of the date of acquisition of the shares from the Company or from an affiliate of the Company, to sell within any three-month period up to that number of shares that does not exceed the greater of 1.0% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company and who has paid for his shares is entitled, beginning two years from the later of the date of the acquisition from the Company or from an affiliate of the Company, to sell such shares under Rule 144(k) without regard to the volume limitations described above. Affiliates continue to be subject to such volume limitations after the two year holding period.

     The Company, its officers and directors and certain of its other current stockholders, who collectively hold 4,599,936 shares of Common Stock, have agreed that they will not dispose of any shares of Common Stock, or any securities convertible or exchangeable for shares of Common Stock, for a period of 180 days after the date of the Underwriting Agreement without the written consent of Oppenheimer & Co., Inc., on behalf of the Representatives. See "Underwriting." Upon expiration of such 180 day period, an aggregate of 228,288 shares will become eligible for sale without restriction pursuant to Rule 144(k) under the Securities Act.

     Following the effectives of the Registration Statement filed in connection with the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register 850,000 shares of Common Stock issuable upon the exercise of stock options granted under the Option Plans. Shares of Common Stock issued upon the exercise of stock options after the effective date of such registration statement generally will be available for sale in the open market. Immediately following the Offering, however, no options to purchase Common Stock will be exercisable under the Option Plans.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholder and Oppenheimer & Co., Inc., and A.G. Edwards & Sons, Inc., as representatives (the "Representatives") of the underwriters of the Offering (the "Underwriters"), the Company and the Selling Stockholder have agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite their names below:

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
Oppenheimer & Co., Inc......................................    750,000
A.G. Edwards & Sons, Inc....................................    750,000
Robert W. Baird & Co. Incorporated..........................     50,000
William Blair & Company, L.L.C..............................     50,000
J.C. Bradford & Co..........................................     50,000
EVEREN Securities, Inc......................................     50,000
First of Michigan Corporation...............................     50,000
Furman Selz LLC.............................................     50,000
Legg Mason Wood Walker, Incorporated........................     50,000
McDonald & Company Securities, Inc..........................     50,000
Paribas Corporation.........................................     50,000
Pennsylvania Merchant Group Ltd.............................     50,000
Piper Jaffray Inc...........................................     50,000
Raymond James & Associates, Inc.............................     50,000
The Robinson-Humphrey Company, Inc..........................     50,000
Scott & Stringfellow, Inc...................................     50,000
Tucker Anthony Incorporated.................................     50,000
Wheat, First Securities, Inc................................     50,000
                                                              ---------
          Total.............................................  2,300,000
                                                              =========

     The Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $.35 per share of Common Stock to certain securities dealers, of which a concession not in excess of $.10 per share of Common Stock may be reallowed to certain other securities dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short provisions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Company has granted an option to the Underwriters execercisable within 45 days after the date of this Prospectus, to purchase from the Company up to an aggregate of 345,000 additional shares of Common Stock, to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover pages of this Prospectus. If the Underwriters exercise their over-allotment option to purchase any of the additional 345,000 shares of Common Stock, each of the Underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage as the number of shares of Common Stock to be purchased by each of them bears to the 2,300,000 shares of Common Stock offered hereby. The Company will be obligated, pursuant to the over-allotment option, to sell Common Stock to the Underwriters to the extent such over-allotment option is exercised.

     The Company and each of its officers and directors and certain stockholders have agreed that without the consent of Oppenheimer & Co., Inc., on behalf of the Representatives, they will not, for a period of 180 days after the date of the Underwriting Agreement (i) offer, pledge, sell, distribute, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, subject to certain limited exceptions, including the sale by the Company and the Selling Stockholder of shares of Common Stock in the Offering. The Company also may grant options, restricted stock, stock appreciation rights or other units of stock-based incentive compensation under the JLM LTIP.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Representatives do not intend to confirm sales of the Common Stock to accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering made hereby. The initial price to the public for shares of Common Stock offered hereby will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial price to the public are (i) the history of and prospects for the industry in which the Company competes, (ii) the ability of the Company's management, (iii) the past and present operations of the Company, (iv) the historical results of operations of the Company, (v) the prospects for future earnings and business potential of the Company, (vi) the general condition of the securities markets at the time of the Offering, (vii) the recent market prices of securities of generally comparable companies, (viii) the market capitalizations and stages of development of other companies which the Company and Representatives believe to be comparable to the Company and (ix) other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, Tampa, Florida, and for the Underwriters by Rogers & Wells, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of JLM and the Statement of Revenues and Direct Costs of the Blue Island, Illinois, location of BTL Specialty Resins Corp. included in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments, exhibits and schedules, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the

Company, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. The Registration Statement, as well as all periodic reports and other information to be filed by the Company pursuant to the Exchange Act, may be inspected without charge and copied upon payment of fees prescribed by the Commission at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street NW, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 7th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a worldwide web site at (http:/www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its stockholders with annual reports containing consolidated audited financial statements which have been certified by its independent public accountant, and quarterly reports containing unaudited summary consolidated financial information for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

   CONSOLIDATED FINANCIAL STATEMENTS OF JLM INDUSTRIES, INC. AND SUBSIDIARIES

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets -- December 31, 1995 and 1996
  and (Unaudited) March 31, 1997............................   F-3
Consolidated Statements of Income -- Years Ended December
  31, 1994, 1995 and 1996 and (Unaudited) Three Months Ended
  March 31, 1996 and 1997...................................   F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- Years Ended December 31, 1994, 1995 and 1996 and
  (Unaudited) Three Months Ended March 31, 1997.............   F-5
Consolidated Statements of Cash Flows -- Years Ended
  December 31, 1994, 1995 and 1996 and (Unaudited) Three
  Months Ended March 31, 1996 and 1997......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                CONSOLIDATED SUPPLEMENTAL SCHEDULE
Independent Auditors' Report................................  F-23
Supplemental Schedule.......................................  F-24

STATEMENT OF REVENUES AND DIRECT COSTS OF THE BLUE ISLAND, ILLINOIS LOCATION OF
                           BTL SPECIALTY RESINS CORP.

Independent Auditors' Report................................  F-25
Statement of Revenues and Direct Costs for the Period From
  April 1, 1995 through June 7, 1995........................  F-26
Notes to Statement of Revenues and Direct Costs.............  F-27

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
JLM Industries, Inc. and Subsidiaries
Tampa, Florida

     We have audited the accompanying consolidated balance sheets of JLM Industries, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of JLM Industries, Inc. and subsidiaries as of December 31, 1995 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Tampa, Florida
February 19, 1997
  (July 3, 1997 as to Note 18)

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
           DECEMBER 31, 1995 AND 1996 AND (UNAUDITED) MARCH 31, 1997

                                                                                         PRO FORMA
                                                                          MARCH 31,      MARCH 31,
                                                1995          1996           1997          1997
                                             -----------   -----------   ------------   -----------
                                                                                        (UNAUDITED)
                                                                         (UNAUDITED)     (NOTE 19)
                                       ASSETS
Current Assets:
  Cash and cash equivalents................  $ 4,710,483   $ 4,792,473   $  5,829,482   $ 5,679,482
  Accounts receivable:
     Trade.................................   29,514,825    25,721,911     44,078,475
     Other.................................    3,234,256     2,769,232      3,533,148     3,283,148
  Inventories..............................   14,193,219    13,283,576     14,615,456
  Prepaid expenses and other current
     assets................................    1,925,022     3,699,913      3,754,210
  Assets held for sale.....................    2,626,594     1,924,394      1,866,746
                                             -----------   -----------   ------------
          Total current assets.............   56,204,399    52,191,499     73,677,517
Other investments..........................    1,876,118     1,881,066      1,935,535
Note receivable from Olefins Terminal
  Corporation..............................    2,752,356     2,320,313      2,406,797
Property and equipment -- net..............   24,711,397    29,368,360     29,206,372
Other assets -- net........................      953,681     1,530,565      1,519,139
                                             -----------   -----------   ------------
          Total assets.....................  $86,497,951   $87,291,803   $108,745,360
                                             ===========   ===========   ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses....  $50,929,882   $39,590,106   $ 51,692,849
  Current portion of long-term debt........    3,044,064     3,962,385      4,696,652     4,729,985
  Loans payable............................    2,132,079     8,366,520     17,578,930
  Income taxes payable.....................      352,461        33,322        513,605
  Deferred revenue.........................       20,400       300,475         20,000
                                             -----------   -----------   ------------
          Total current liabilities........   56,478,886    52,252,808     74,502,036
Long-term debt, less current portion.......   17,018,214    17,808,872     15,420,991    16,737,658
Deferred income taxes......................    1,195,131     2,538,980      2,826,487
Loan payable to stockholder................    1,009,960       905,148        905,148
Minority interest..........................       55,699       137,802        146,470
Other liabilities..........................      220,688       203,761        208,901
                                             -----------   -----------   ------------
          Total liabilities................   75,978,578    73,847,371     94,010,033
                                             -----------   -----------   ------------
Commitments and Contingencies (Note 12)
Stockholders' Equity:
  Preferred stock -- authorized 5,000,000
     shares, issued and outstanding 0
     shares................................           --            --             --
  Common stock -- $.01 par value,
     authorized 30,000,000 shares, issued
     and outstanding 5,011,200 shares......       50,112        50,112         50,112
  Additional paid-in capital...............      489,888       489,888        489,888
  Retained earnings........................   10,002,182    13,467,898     14,869,776    13,269,776
  Foreign currency translation
     adjustment............................      (22,809)      (41,266)      (152,249)
                                             -----------   -----------   ------------
                                              10,519,373    13,966,632     15,257,527
  Less treasury stock at cost -- 267,264
     shares................................           --      (522,200)      (522,200)
                                             -----------   -----------   ------------
          Total stockholders' equity.......   10,519,373    13,444,432     14,735,327
                                             -----------   -----------   ------------
          Total liabilities and
            stockholders' equity...........  $86,497,951   $87,291,803   $108,745,360
                                             ===========   ===========   ============

                See notes to consolidated financial statements.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                     -------------------------
                                            1994           1995           1996          1996          1997
                                        ------------   ------------   ------------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
Revenues..............................  $218,569,604   $289,370,945   $236,521,183   $57,861,298   $80,517,783
Cost of sales.........................   206,906,758    265,460,931    208,281,667    51,171,163    73,671,162
                                        ------------   ------------   ------------   -----------   -----------
  Gross profit........................    11,662,846     23,910,014     28,239,516     6,690,135     6,846,621
Selling, general and administrative
  expenses............................     9,280,280     15,175,815     17,237,736     4,015,203     3,917,669
                                        ------------   ------------   ------------   -----------   -----------
  Operating income....................     2,382,566      8,734,199     11,001,780     2,674,932     2,928,952
Interest expense -- net...............      (369,899)    (1,757,326)    (2,814,667)     (641,486)     (627,910)
Other income -- net...................       453,025        152,320        196,896        64,082        40,769
Foreign currency exchange (loss)
  gain -- net.........................      (319,303)    (1,074,974)      (527,652)     (799,015)       62,908
                                        ------------   ------------   ------------   -----------   -----------
  Income before minority interest and
    income taxes......................     2,146,389      6,054,219      7,856,357     1,298,513     2,404,719
Minority interest in (income) loss of
  subsidiaries........................       (63,821)         4,670        (82,103)       (7,362)       (8,668)
                                        ------------   ------------   ------------   -----------   -----------
  Income from continuing operations
    before income taxes, discontinued
    operations and extraordinary
    item..............................     2,082,568      6,058,889      7,774,254     1,291,151     2,396,051
                                        ------------   ------------   ------------   -----------   -----------
Income tax provision:
  Current.............................       924,218      2,093,004      2,073,586       598,745       548,289
  Deferred............................        48,982        336,793      1,343,849       370,705       287,507
                                        ------------   ------------   ------------   -----------   -----------
  Total income tax provision..........       973,200      2,429,797      3,417,435       969,450       835,796
                                        ------------   ------------   ------------   -----------   -----------
  Income from continuing operations
    before discontinued operations and
    extraordinary item................     1,109,368      3,629,092      4,356,819       321,701     1,560,255
Discontinued operations:
  Loss from operations of discontinued
    operations (net of income tax
    benefit of $214,115, $217,155,
    $279,312, $54,847 and $56,452,
    respectively).....................      (229,060)      (325,728)      (419,215)      (82,270)      (84,679)
  Loss on disposal of discontinued
    operations (net of income tax
    benefit of $81,049 and $3,620,
    respectively).....................            --       (121,574)        (9,050)           --            --
                                        ------------   ------------   ------------   -----------   -----------
  Income before extraordinary item....       880,308      3,181,790      3,928,554       239,431     1,475,576
Extraordinary gain on share of
  partnership forgiveness of debt (net
  of income tax expense of
  $103,620)...........................       169,064             --             --            --            --
                                        ------------   ------------   ------------   -----------   -----------
  Net income..........................  $  1,049,372   $  3,181,790   $  3,928,554   $   239,431   $ 1,475,576
                                        ============   ============   ============   ===========   ===========
Income per share:
Income from continuing operations
  before discontinued operations and
  extraordinary item..................  $       0.22   $       0.72   $       0.89   $      0.06   $      0.33
Discontinued operations...............         (0.05)         (0.09)         (0.09)        (0.02)        (0.02)
Extraordinary item....................          0.03             --             --            --            --
                                        ------------   ------------   ------------   -----------   -----------
Net income per share..................  $       0.20   $       0.63   $       0.80   $      0.04   $      0.31
                                        ============   ============   ============   ===========   ===========
Weighted average number of shares
  outstanding.........................     5,011,200      5,011,200      4,877,568     5,011,200     4,743,936

                See notes to consolidated financial statements.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997

                                                                          FOREIGN
                                             ADDITIONAL                  CURRENCY
                       PREFERRED   COMMON     PAID-IN      RETAINED     TRANSLATION   TREASURY    STOCKHOLDERS'
                         STOCK      STOCK     CAPITAL      EARNINGS     ADJUSTMENT      STOCK        EQUITY
                       ---------   -------   ----------   -----------   -----------   ---------   -------------
Balance at January 1,
  1994...............    $  --     $50,112    $489,888    $ 5,971,664    $ (49,320)   $      --    $ 6,462,344
Stockholder
  distributions......       --          --          --        (53,564)          --           --        (53,564)
Net income...........       --          --          --      1,049,372           --           --      1,049,372
Currency translation
  adjustment.........       --          --          --             --      (47,166)          --        (47,166)
                         -----     -------    --------    -----------    ---------    ---------    -----------
Balance at December
  31, 1994...........       --      50,112     489,888      6,967,472      (96,486)          --      7,410,986
Stockholder
  distributions......       --          --          --       (147,080)          --           --       (147,080)
Net income...........       --          --          --      3,181,790           --           --      3,181,790
Currency translation
  adjustment.........       --          --          --             --       73,677           --         73,677
                         -----     -------    --------    -----------    ---------    ---------    -----------
Balance at December
  31, 1995...........       --      50,112     489,888     10,002,182      (22,809)          --     10,519,373
Stockholder
  distributions......       --          --          --       (462,838)          --           --       (462,838)
Net income...........       --          --          --      3,928,554           --           --      3,928,554
Purchase of treasury
  stock..............       --          --          --             --           --     (522,200)      (522,200)
Currency translation
  adjustment.........       --          --          --             --      (18,457)          --        (18,457)
                         -----     -------    --------    -----------    ---------    ---------    -----------
Balance at December
  31, 1996...........       --      50,112     489,888     13,467,898      (41,266)    (522,200)    13,444,432
Stockholder
  distributions
  (unaudited)........       --          --          --        (73,698)          --           --        (73,698)
Net income
  (unaudited)........       --          --          --      1,475,576           --           --      1,475,576
Currency translation
  adjustment
  (unaudited)........       --          --          --             --     (110,983)          --       (110,983)
                         -----     -------    --------    -----------    ---------    ---------    -----------
Balance at March 31,
  1997 (unaudited)...    $  --     $50,112    $489,888    $14,869,776    $(152,249)   $(522,200)   $14,735,327
                         =====     =======    ========    ===========    =========    =========    ===========

                See notes to consolidated financial statements.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                                                                                                          THREE MONTHS ENDED
                                                                                                               MARCH 31,
                                                                                                      ---------------------------
                                                              1994          1995           1996           1996           1997
                                                           -----------   -----------   ------------   ------------   ------------
                                                                                                      (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income..............................................  $ 1,049,372   $ 3,181,790   $  3,928,554   $    239,430   $  1,475,576
 Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
   Deferred income taxes.................................       48,982       336,793      1,343,849        370,705        287,507
   Minority interest in income (loss) of subsidiaries....       63,821      (172,950)        82,103          7,362          8,668
   Loss on disposal of assets............................      155,625       177,942        379,067             --             --
   Loss on disposal of discontinued operations -- net....           --       121,574          9,050             --             --
   Extraordinary gain on share of partnership forgiveness
     of debt -- net......................................     (169,064)           --             --             --             --
   Depreciation and amortization.........................      572,226     1,522,282      2,524,187        531,993        678,042
   Loss from partnerships................................       48,000        41,697         48,000         12,000         12,000
   (Income) loss from investment in Olefins Terminal
     Corporation -- net..................................     (205,155)      (82,500)        55,169         47,941          6,924
   Noncash management fee and interest income from
     Olefins Terminal Corporation........................     (338,768)     (297,706)      (334,578)       (67,324)       (86,484)
   Allowance for doubtful accounts.......................           --        44,537        383,662             --             --
   Changes in assets and liabilities:
     (Increase) decrease in accounts receivable..........   (9,649,574)   (3,720,019)     4,081,252        414,325    (19,120,480)
     (Increase) decrease in inventories..................      (15,267)   (6,703,960)       510,593      6,290,069     (1,331,880)
     Decrease (increase) in prepaid expenses and other
       current assets....................................        2,138      (397,739)    (1,774,891)      (979,902)       (54,297)
     (Increase) decrease in income tax receivable........     (499,954)      396,334             --             --             --
     (Increase) decrease in assets held for sale.........           --    (2,476,594)     1,101,250       (360,973)            --
     Increase in other assets............................     (275,686)      (33,351)      (906,048)            --        (77,443)
     Increase (decrease) in accounts payable and accrued
       expenses..........................................   15,374,780    10,642,880    (11,345,206)   (11,001,784)    12,102,743
     Increase (decrease) in income taxes payable.........       52,738        78,740       (322,759)       162,855        480,283
     Increase (decrease) in deferred revenue.............           --        20,400        280,075        786,600       (280,475)
     (Decrease) increase in other liabilities............     (150,000)       65,627        (16,927)       (18,121)         5,148
                                                           -----------   -----------   ------------   ------------   ------------
       Net cash provided by (used in) operating
        activities.......................................    6,064,214     2,745,777         26,402     (3,564,824)    (5,894,168)
                                                           -----------   -----------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of assets held for sale..............    1,034,000            --        786,535             --          1,090
 Proceeds from sale of Polychem Ltd., Inc................           --       882,337             --             --             --
 Capital expenditures....................................   (1,220,974)   (2,319,890)    (7,346,658)    (1,444,976)      (370,633)
 Capitalized acquisition costs...........................     (127,700)           --             --             --             --
 Purchase of net assets, net of cash acquired............     (900,000)   (3,223,084)            --             --             --
 Other investments.......................................       (3,481)           --        (70,672)       (35,310)       (73,393)
                                                           -----------   -----------   ------------   ------------   ------------
       Net cash used in investing activities.............   (1,218,155)   (4,660,637)    (6,630,795)    (1,480,286)      (442,936)
                                                           -----------   -----------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (repayments) proceeds of loans payable..............   (1,952,917)      797,140      6,234,441      4,854,812      9,212,410
 Proceeds from long-term debt............................    3,188,962     7,699,613      4,279,312      2,616,308         50,333
 Repayments of long-term debt............................   (1,640,676)   (9,223,825)    (3,241,263)    (2,813,836)    (1,703,949)
 Proceeds from shareholder loan..........................      605,000       402,380             --             --             --
 Distributions to shareholders...........................      (53,564)     (147,080)      (462,838)      (140,337)       (73,698)
 (Repayments) borrowings of shareholder loan.............      (61,769)        2,580       (104,812)      (105,945)            --
                                                           -----------   -----------   ------------   ------------   ------------
   Net cash provided by (used in) financing activities...       85,036      (469,192)     6,704,840      4,411,002      7,485,096
                                                           -----------   -----------   ------------   ------------   ------------
Effect of foreign exchange rates on cash.................      (47,166)       73,677        (18,457)          (826)      (110,983)
                                                           -----------   -----------   ------------   ------------   ------------
   Net increase (decrease) in cash and cash
     equivalents.........................................    4,883,929    (2,310,375)        81,990       (634,934)     1,037,009
Cash and cash equivalents, beginning of period...........    2,136,929     7,020,858      4,710,483      4,710,483      4,792,473
                                                           -----------   -----------   ------------   ------------   ------------
Cash and cash equivalents, end of period.................  $ 7,020,858   $ 4,710,483   $  4,792,473   $  4,075,549   $  5,829,482
                                                           ===========   ===========   ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
   Interest..............................................  $   592,987   $ 2,000,005   $  2,928,671   $    554,035   $    698,251
                                                           ===========   ===========   ============   ============   ============
   Income taxes..........................................  $ 1,129,356   $ 1,131,857   $  2,113,975   $    252,217   $     65,826
                                                           ===========   ===========   ============   ============   ============
 Noncash investing activities:
   Capital lease obligations.............................  $   149,331   $   121,135   $    106,391   $         --   $     50,335
                                                           ===========   ===========   ============   ============   ============
 Noncash financing activities:
   Treasury stock purchased by satisfaction of accounts
     receivable..........................................  $        --   $        --   $    522,200   $         --   $         --
                                                           ===========   ===========   ============   ============   ============

                See notes to consolidated financial statements.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
             (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

1.  DESCRIPTION OF BUSINESS

     JLM Industries, Inc. and subsidiaries ("JLM" or the "Company") is a leading marketer and distributor of certain commodity chemicals, principally acetone and phenol. JLM is headquartered in Tampa, Florida.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of JLM and its wholly-owned subsidiaries. JLM's principal operating subsidiaries are JLM Marketing, Inc., JLM Chemicals, Inc., JLM Terminals, Inc., JLM International, Inc., Olefins Marketing, Inc., JLM Industries (Europe) B.V., JLM Chemicals Canada, Inc., JLM Industries de Venezuela, C.A., Aurora Chemicals, Inc. ("Aurora") and Phoenix Tank Car Corporation ("Phoenix"). All material intercompany balances and transactions have been eliminated in consolidation. Included in the 1994 consolidation is the 80% owned subsidiary, Olefins Marketing Inc. and the 95% owned subsidiary, Polychem Ltd., Inc. ("Polychem"). In 1995, a former employee assigned his 20% minority interest in Olefins Marketing Inc. to JLM in conjunction with his severance agreement. Pursuant to the severance agreement, the former employee received severance compensation and indemnification against future liabilities arising out of the ownership of such shares. The resulting decrease in minority interest of $177,620 was included in other income. Also, in 1995 Polychem was sold (see Note 16). Included in the 1995, 1996 and 1997 consolidation is the 55% owned subsidiary, JLM Europe (B.V.).

     Unaudited Interim Information -- In the opinion of management, all adjustments necessary for a fair presentation of the unaudited interim consolidated financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     Consolidated Statements of Cash Flows -- Cash equivalents consist of highly liquid investments with original maturities from purchase date of three months or less.

     Inventories -- Inventories are valued at the lower of cost or market. The costs of JLM Marketing, Inc.'s inventories are determined on the last-in, first-out (LIFO) method. As of December 31, 1996 and March 31, 1997, JLM Marketing Inc.'s inventory was approximately 22% and 33%, respectively, of total inventory. The costs of remaining inventories are determined on the first-in, first out (FIFO) method. In the year ended December 31, 1996, there was a decrease of LIFO inventory quantities and an increase in the price index, resulting in a decrease in the LIFO reserve. In the three months ended March 31, 1997, there was an increase of LIFO inventory quantities with no change in the price index, resulting in no change in the LIFO reserve. If LIFO inventories were valued at current costs, operating income would have been $1,006,000, $623,000, $(13,000), $0 and $0 higher (lower) than those reported for the years ended December 31, 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997, respectively. The excess of replacement cost over the value of inventories based upon the LIFO method was $1,629,000, and $1,616,000 as of December 31, 1995 and 1996. There was no change in the excess of replacement cost over the value of inventories based upon the LIFO method from December 31, 1996 to March 31, 1997.

     JLM enters into contracts whereby parties to the contracts agree to exchange various quantities of inventory over a specified period of time. JLM records these exchanges of inventory at the lower of cost or market. As of December 31, 1995 and 1996 and March 31, 1997, JLM owed approximately $1,360,000, $1,378,000 and $755,700, respectively, under these contracts which are included in inventory.

     In 1996, JLM entered into a fixed price financial hedging contract in order to minimize its exposure in the three months ended March 31, 1997 to the fluctuations in the price of propylene, one of the two key raw materials used by JLM. The purpose of the financial hedging contract was to secure an acceptable purchase price for JLM's propylene requirements in the three months ended March 31, 1997. The contract was for 13 million pounds of

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES
propylene at $.1225 per pound. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 80, Accounting for Futures Contracts, gains and losses for such contracts are recognized as an adjustment to cost of sales at the time the finished goods are sold by JLM. During the three months ended March 31, 1997, JLM purchased and sold substantially all of the 13 million pounds of propylene covered under the hedging contract. As a result, in the three months ended March 31, 1997, JLM recognized a gain of $492,970, which reduced cost of sales for this period. JLM can be exposed to losses in connection with such contracts, generally the amount by which the fixed hedged price on the contract is above the market price for such chemicals at the time of purchase.

     Prepaid Expenses and Other Current Assets -- Prepaid expenses and other current assets include marketable securities and stock issuance costs. Marketable securities are stated at cost, adjusted for unrealized gains or losses, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Stock issuance costs relate to JLM's proposed initial public offering. Upon successful completion of the offering, such costs will be netted against the proceeds. In the event that the offering is not successful, JLM will expense these costs.

     Assets Held for Sale -- Assets held for sale are stated at cost which approximates market value.

     Other Investments -- Other investments include JLM's investments in partnerships and the investment in Olefins Terminal Corporation ("OTC"). JLM accounts for certain of its investments in partnerships on an equity basis, and accordingly, records its respective share of profits and losses which are allocated in accordance with the partnership agreements. Except for OTC, JLM has no obligation to make any contributions beyond its initial investments. See further discussion of OTC in Note 5.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the shorter of the lease term or the estimated useful lives.

     A summary of the lives used for computing depreciation is as follows:

Building....................................................  31.5 years
Vehicles and airplanes......................................  2 to 10 years
Equipment...................................................  5 to 10 years
Furniture and fixtures......................................  3 to 5 years
Leasehold improvements......................................  Life of lease

     Other Assets -- As of December 31, 1995 and 1996 and March 31, 1997, other assets consist primarily of the cash surrender values of life insurance policies held on key employees and deferred acquisition costs. In addition to the above, as of December 31, 1996 and March 31, 1997 other assets included license fees, certain development costs and advances on consulting and non-competition agreements (see Note 12). These costs are amortized on a straight-line basis from 2 to 10 years. Accumulated amortization on other assets as of December 31, 1995 and 1996 and March 31, 1997 was $208,434, $578,029 and $666,898,
respectively.

     Deferred Revenue -- JLM accounts for amounts received from customers in advance of shipments of inventory as deferred revenue.

     Income Taxes -- JLM accounts for income taxes under the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a tax rate change is recognized in income in the period that the rate change is enacted.

     Aurora and Phoenix have elected to be treated as S corporations for federal income tax purposes, with profits and losses generally reportable by the stockholders in their individual income tax returns. Any tax liability related to either Aurora or Phoenix prior to their acquisition by JLM will be the responsibility of their shareholders.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

Accordingly, JLM has recorded no tax liability for such periods. On a pro forma basis the tax liability for Aurora and Phoenix would be immaterial.

     Translation of Foreign Currency Financial Statements -- Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. Results of operations are translated at weighted average rates for the period. The effects of exchange rate changes in translating foreign financial statements are presented as a separate component of stockholders' equity, except for the Venezuelan subsidiary which operates in a hyperinflationary economy for which the translation gains and losses are included in net income currently.

     Foreign Exchange Contracts -- JLM enters into foreign exchange contracts as a hedge against foreign accounts payable and receivable. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on these payables and receivables. At December 31, 1996 and March 31, 1997, JLM had no open foreign exchange contracts

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which is effective for fiscal years beginning after December 15, 1995. Under SFAS No. 123, JLM may elect to recognize stock-based compensation expense based on the fair value of the awards or continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and disclose in the financial statements the effects of SFAS No. 123 as if the recognition provisions were adopted. JLM does not currently have a stock-based compensation plan.

     Stockholders' Equity -- Effective May 22, 1997, the Company amended its Certificate of Incorporation and increased the number of shares of common stock authorized to 30,000,000 and changed the par value from no par to $.01 per share. Additionally, this amendment provided for 5,000,000 authorized shares of a new class of preferred stock. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for the amendment.

     Income per Share -- The income per share is based on the weighted average number of common shares outstanding during each period adjusted for actual shares issued during the period.

     The Financial Accounting Standards Board recently issued SFAS No. 128, Earnings Per Share. The objective of SFAS No. 128 is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more compatible with the earnings per share standards of other countries. JLM does not anticipate that SFAS No. 128 will have a significant impact on income per share.

     Revenue Recognition -- The Company recognizes revenue from product sales upon shipment and passage of title. The Company estimates and records provisions for quantity rebates and sales allowances if necessary in the period the sale is reported.

     Use of Estimates -- The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

     Fair Value of Financial Instruments -- The estimated fair value of amounts reported in the consolidated financial statements have been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates the fair value because of their short-term nature. The fair value of long-term debt approximates its carrying value.

     Concentration of Credit Risk -- Financial instruments which potentially subject JLM to a concentration of credit risk principally consist of trade accounts receivable. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising JLM's customer base and their dispersion

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES
across many different geographies. JLM performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, or business insurance in certain circumstances.

3.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                               MARCH 31,
                                                     1995          1996          1997
                                                  -----------   -----------   -----------
Land and building...............................  $ 6,090,504   $ 6,168,690   $ 6,168,690
Vehicles........................................    1,040,360       378,894       361,893
Airplane........................................           --     2,090,071     2,090,071
Equipment.......................................   17,896,185    22,493,073    22,781,904
Leased equipment -- capital lease...............    1,121,135     1,188,122     1,188,122
Furniture and fixtures..........................      849,545       850,708       859,492
Leasehold improvements..........................      172,701       318,066       450,186
                                                  -----------   -----------   -----------
                                                   27,170,430    33,487,624    33,900,358
Less accumulated depreciation and
  amortization..................................   (2,459,033)   (4,119,264)   (4,693,986)
                                                  -----------   -----------   -----------
                                                  $24,711,397   $29,368,360   $29,206,372
                                                  ===========   ===========   ===========

     Depreciation and amortization expense for property and equipment was $452,075, $1,335,500, $2,241,584, $499,741 and $574,722 for the years ended
December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively. The leased equipment consists of several capital leases, which expire through June 1999, with a $189,318 option to purchase at the end of the lease period. Future minimum capital lease payments for the years 1997 through 2001 are $266,563, $281,534, $331,767, $3,448, and $1,253, respectively.
Interest payments on such capital leases for the years 1997 through 2000 are $72,232, $47,020, $13,670 and $440, respectively.

4.  INVESTMENTS IN JOINT VENTURES AND PARTNERSHIPS

     Investments in partnerships at December 31, 1995 and 1996 and March 31, 1997 consist principally of the following:

     Phenol Plant Partnership -- JLM holds a 2% interest in the Mt. Vernon Phenol Plant Partnership via its wholly owned subsidiary JLM (Ind), Inc., an Indiana Corporation. The plant converts cumene into phenol which is marketed under contractual agreements to GE Plastics. JLM has a long-term exclusive agreement through 2002, and thereafter unless the agreement is terminated upon prior notice, to purchase all acetone not used internally by GE Plastics produced at the Mt. Vernon Phenol Plant. Based on its percentage of ownership, JLM accounts for this investment using the cost method. As of December 31, 1995 and 1996 and March 31, 1997, the amount of this investment was approximately $492,000. No contributions or distributions were made in 1995, 1996 or 1997.

     Real Estate Partnerships -- JLM holds a 99% interest in Len-Kel Realty Limited Partnership ("Len-Kel"). During 1987 and 1988, Len-Kel acquired 28 units in a development project converting historical buildings into residential use. The units are currently operated as rental property. JLM is a limited partner in Len-Kel and cannot exert control over the partnership. Accordingly, the investment is carried on the equity method. As of December 31, 1995 and 1996 and March 31, 1997, the amount of this investment was approximately $957,000, $909,000 and $897,000, respectively.

     JLM holds other investments through limited partnerships. The amount of these partnerships totaled approximately $133,000, $47,000 and $47,000 at December 31, 1995 and 1996 and March 31, 1997, respectively.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     During the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, JLM recorded income (losses) from partnership investments of $224,684, ($41,697), $(48,000), $(12,000) and
$(12,000), respectively. The 1994 recorded income of $224,684 is comprised of a loss of $48,000 from partnership operating activities and an extraordinary gain of $272,684 from partnership forgiveness of debt. Income tax expense of $103,620 has been allocated to the extraordinary gain, for an extraordinary gain net of applicable taxes of $169,064. Losses do not require cash contributions by JLM. As a limited partner, JLM has no obligation to make any contributions beyond its initial investment.

5.  OLEFINS TERMINAL CORPORATION

     During 1991, JLM formed a 100% owned subsidiary, OTC, to design and construct a polymer grade propylene export facility in Bayport, Texas. On August 15, 1991, OTC issued common stock and common stock warrants to other investors which reduced JLM's ownership to 49% (32% on a fully diluted basis). Construction was completed in July 1992. JLM accounts for its investment in OTC on the equity basis. During the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, income (loss) from the investment in OTC of $205,155, $82,500, $(55,169), $(47,941) and $(15,641),
respectively, was recorded. As of December 31, 1995 and 1996 and March 31, 1997, the amount of this investment was approximately $297,000, $280,000 and $295,000, respectively.

     JLM provides OTC with financial and management services for a fee of 2.5% on certain sales, as defined. JLM recorded management fees of $188,768, $147,706, $139,321, $29,824 and $0 for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively, under this agreement. No payment of management fees had been made to JLM as of March 31, 1997 as these amounts were subordinated to OTC's senior indebtedness. As of December 31, 1996 and March 31, 1997, JLM has recorded approximately $729,000 in management fees due from OTC in accounts receivable-other.

     As of December 31, 1995 and 1996 and March 31, 1997, JLM has a non-current note receivable, including accrued interest, from OTC in the amount of $2,752,356, $2,320,313 and $2,406,797, respectively. The note bears interest at the rate of 10% per annum.

     JLM is under contract through August 1997 to ship 5,000 metric tons per month through OTC's terminal. JLM pays $113,200 each month for these terminaling privileges. If JLM ships less than 5,000 metric tons in a month, the difference can be carried over to subsequent months. These carryover rights, however, expire at the end of each subsequent contract year. JLM recorded no prepaid terminaling fees as of December 31, 1996 as there was no guarantee that such amounts could be utilized by JLM in 1997.

     See Note 18 regarding the OTC refinancing of their long-term debt.

     The following summarizes the assets, liabilities and stockholders' equity of OTC:

                                                  DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                      1995           1996          1997
                                                  ------------   ------------   -----------
ASSETS:
  Current.......................................  $ 2,204,142    $ 2,154,737    $ 3,131,227
  Noncurrent....................................   14,697,600     12,095,787     11,355,334
                                                  -----------    -----------    -----------
                                                  $16,901,742    $14,250,524    $14,486,561
                                                  ===========    ===========    ===========
LIABILITIES:
  Current liabilities...........................  $ 5,397,487    $ 4,292,927    $ 4,184,299
  Noncurrent liabilities........................   10,611,211      9,230,060      9,553,953
  Stockholders' equity..........................      893,044        727,537        748,309
                                                  -----------    -----------    -----------
                                                  $16,901,742    $14,250,524    $14,486,561
                                                  ===========    ===========    ===========

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     OTC had net income (loss) of $621,682, $250,035, $(165,507), $(145,276) and
$20,772 for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                  DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                      1995           1996          1997
                                                  ------------   ------------   -----------
Accounts payable................................  $48,116,089    $35,886,152    $45,843,678
Accrued expenses................................    2,813,793      3,703,954      5,849,171
                                                  -----------    -----------    -----------
                                                  $50,929,882    $39,590,106    $51,692,849
                                                  ===========    ===========    ===========

7.  LOANS PAYABLE

     Loans payable consist of the following:

                                                           DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                               1995           1996          1997
                                                           ------------   ------------   -----------
Secured revolving loan agreements expiring in June 1997
  and April 2000. The loan agreement expiring in June
  1997 has been extended to August 31, 1997. Interest is
  payable monthly at prime and prime plus 1.75% (prime
  was 8.25% and 8.5% as of December 31, 1996 and March
  31, 1997, respectively)................................   $       --     $5,915,336    $ 8,410,854
Secured loans payable associated with Venezuelan
  operations due on demand. Interest is payable monthly
  at 37.2% and between 21% -- 23% as of December 31, 1996
  and March 31, 1997, respectively.......................       29,354      1,013,655      1,087,507
Secured loans payable due on demand. Interest is payable
  monthly at rates between 8.3% -- 10.0% as of December
  31, 1996 and March 31, 1997............................    2,102,725      1,437,529      8,080,569
                                                            ----------     ----------    -----------
          Total loans payable............................   $2,132,079     $8,366,520    $17,578,930
                                                            ==========     ==========    ===========

     The loans payable are collateralized by virtually all of JLM's inventory and accounts receivable. As of December 31, 1996 and March 31, 1997, JLM had a total of approximately $52,800,000 of credit facilities available with various financial institutions of which approximately $38,213,917 and $20,968,524, respectively, was unused. Additionally, as of December 31, 1996 and March 31, 1997, JLM had guaranteed vendor letters of credit in the amount of $6,219,563 and $14,252,546, respectively.

     JLM's loans payable also contain certain financial covenants which must be met with respect to, among other things, tangible net worth, cash flow coverage, earnings and capital expenditures. JLM was not in compliance the tangible net worth and the cash flow coverage covenants as of December 31, 1996, and accordingly, received waivers with respect to such covenants from its financial institutions. There can be no assurance that JLM will not require additional waivers in the future or, if required, that the financial institutions will grant them. Additionally, certain provisions of the loans payable to which JLM is subject restrict JLM's ability to pay dividends.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

8.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                  DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                      1995           1996          1997
                                                  ------------   ------------   -----------
Secured term loan payable due in equal quarterly
  installments through June 2002. Interest is
  payable quarterly at LIBOR plus 3.5% (LIBOR
  was 5.375% and 5.688% as of December 31, 1996
  and March 31, 1997, respectively).............  $14,864,177    $12,507,619    $11,293,334
Secured term loan payable due in June 2002.
  Interest is payable monthly at 8.875% and
  9.063% as of December 31, 1996 and March 31,
  1997, respectively............................           --      2,300,000      2,200,000
Mortgage payable due in equal monthly
  installments through June 2004. Interest is
  payable monthly at 9.59% as of December 31,
  1996 and March 31, 1997.......................    1,800,587      1,703,694      1,679,471
Secured loans payable due in 2006. Interest is
  payable at rates between 8%-9.68% as of
  December 31, 1996 and March 31, 1997..........      113,108      1,838,215      1,808,929
Secured loan payable due in variable monthly
  installments through June 2000. Interest is
  payable monthly at 10.9% as of December 31,
  1996 and March 31, 1997.......................    1,129,167        929,167        866,667
Secured loan payable due in 1998, payable in a
  $74,000 installment in 1997 and the balance
  due in 1998. Interest is payable monthly at
  the prime rate plus 1% (prime was 8.25% and
  8.50% as of December 31, 1996 and March 31,
  1997, respectively)...........................    1,052,400        978,400        904,400
Secured installment loan payable due in
  September 1999, payable in quarterly
  installments of $50,000. Interest is payable
  quarterly at the prime rate plus 2% (prime was
  8.25% and 8.50% as of December 31, 1996 and
  March 31, 1997, respectively).................           --        564,339        464,339
Secured loans payable due in equal monthly
  installments through 1999. Interest is payable
  monthly at rates between 10.13%-13.47% as of
  December 31, 1996 and March 31, 1997..........       93,821         65,258         99,894
Capital lease obligations due in equal monthly
  installments through April 2001. Interest is
  payable monthly at rates between 9.93%-16.99%
  as of December 31, 1996 and March 31, 1997....  $ 1,009,018    $   884,565    $   800,610
                                                  -----------    -----------    -----------
          Total.................................   20,062,278     21,771,257     20,117,643
          Less current portion..................   (3,044,064)    (3,962,385)    (4,696,652)
                                                  -----------    -----------    -----------
          Long-term portion.....................  $17,018,214    $17,808,872    $15,420,991
                                                  ===========    ===========    ===========


                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     Long-term debt becoming due during subsequent fiscal years ending on December 31 are as follows:

  1997........................................................  $ 3,962,385
  1998........................................................    4,724,810
  1999........................................................    3,802,765
  2000........................................................    3,147,303
  2001........................................................    3,320,577
  Thereafter..................................................    2,813,417
                                                                -----------
            Total.............................................   21,771,257
            Less current portion..............................   (3,962,385)
                                                                -----------
            Long-term portion.................................  $17,808,872
                                                                ===========

     The long-term debt is secured by substantially all of JLM's property and equipment.

9. LOAN PAYABLE TO STOCKHOLDER AND RELATED PARTY TRANSACTIONS

     JLM has loans payable to its majority stockholder in the amount of $1,009,960, $905,148 and $905,148 at December 31, 1995 and 1996 and March 31,
1997, respectively. The loan payable as of December 31, 1996 and March 31, 1997 bears interest at the prime rate, which was 8.25%, and matures on January 1, 1999. In 1995 and 1996, JLM purchased $479,400 and $318,600 of chemical products from a joint venture partnership owned 50.0% by Kemlink, L.L.C., a Delaware limited Liability company of which the majority stockholder is a 97.0% owner. All purchases in 1995 and 1996 were at prices comparable to those paid to unrelated parties. In addition, during 1995 and 1996, JLM sold $1,588,900 and $1,260,000, respectively, of chemical products to Kemlink J.V. JLM did not purchase from or sell any chemicals to Kemlink J.V. in 1994. Effective December 31, 1996, the Company ceased doing business with Kemlink J.V., which was terminated by its partners, and Kemlink, L.L.C.

10. INCOME TAXES

     JLM's current and deferred income tax provision consists of the following:

                                                                        THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,              MARCH 31,
                                   ----------------------------------   -------------------
                                     1994        1995         1996        1996       1997
                                   --------   ----------   ----------   --------   --------
Current:
  Federal........................  $366,645   $1,333,030   $1,350,848   $330,438   $336,630
  State and local................    48,826      212,427      182,528     45,215     59,305
  Foreign........................   398,252      249,343      257,278    168,245     95,902
Deferred.........................    48,982      336,793    1,343,849    370,705    287,507
                                   --------   ----------   ----------   --------   --------
                                   $862,705   $2,131,593   $3,134,503   $914,603   $779,344
                                   ========   ==========   ==========   ========   ========

     The income tax provision reflected above includes the income tax expense/benefit associated with discontinued operations and extraordinary gain.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     The significant components of the deferred tax assets and liabilities are as follows:

                                                      DECEMBER 31,
                                               --------------------------     MARCH 31,
                                                  1995           1996           1997
                                               -----------    -----------    -----------
Deferred tax assets:
  Foreign net operating loss.................  $    77,000    $   415,000    $   430,000
  Minimum tax credit carryforward............           --        283,400        283,400
                                               -----------    -----------    -----------
                                                    77,000        698,400        713,400
  Valuation allowance........................      (77,000)      (415,000)      (430,000)
                                               -----------    -----------    -----------
          Total deferred tax assets..........           --        283,400        283,400
                                               -----------    -----------    -----------
Deferred tax liabilities:
  Property...................................     (289,451)    (1,953,133)    (2,252,040)
  Investment in partnership..................     (866,571)      (817,974)      (806,574)
  Other......................................      (39,109)       (51,273)       (51,273)
                                               -----------    -----------    -----------
          Total deferred tax liabilities.....   (1,195,131)    (2,822,380)    (3,109,887)
                                               -----------    -----------    -----------
          Net deferred tax liability.........  $(1,195,131)   $(2,538,980)   $(2,826,487)
                                               ===========    ===========    ===========

     The net change in the total valuation allowance for the year ended December 31, 1996 and the three months ended March 31, 1997 was an increase of $338,000 and $15,000, respectively. The valuation allowance represents the deferred tax assets booked for foreign net operating losses generated from Venezuelan operations.

     At December 31, 1996 and March 31, 1997, there are foreign net operating losses of approximately $1,220,000 and $1,270,000, respectively, available to offset future foreign taxable income. These net operating losses expire in various years ending in 2000.

     JLM's effective income tax rate differs from the statutory federal income tax rate of 34% as follows:

                                                                         THREE MONTHS
                                                   YEARS ENDED              ENDED
                                                  DECEMBER 31,            MARCH 31,
                                             -----------------------    --------------
                                             1994     1995     1996     1996     1997
                                             -----    -----    -----    -----    -----
Statutory federal income tax rate..........  34.00%   34.00%   34.00%   34.00%   34.00%
State and local income taxes...............   2.55     4.00     2.58     4.92     2.74
Foreign income taxes, net of federal income
  tax benefit..............................   6.55     2.12     3.80    17.53     2.42
Valuation allowance -- foreign net
  operating loss...........................     --       --     4.79    38.10      .67
Foreign Sales Corporation benefit..........     --       --    (2.05)   (1.69)   (4.45)
Other......................................   2.02     0.00     1.25     6.61      .62
                                             -----    -----    -----    -----    -----
Effective income tax rate..................  45.12%   40.12%   44.37%   99.47%   36.00%
                                             =====    =====    =====    =====    =====

     Undistributed earnings (accumulated deficit) of non-U.S. subsidiaries included in consolidated retained earnings amounted to $542,794, $(284,069) and $(256,467) as of December 31, 1995 and 1996 and March 31, 1997, respectively. JLM intends to continue to indefinitely reinvest these earnings, which reflect full provision for non-U.S. income taxes, to expand its international operations. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, JLM will provide for U.S. income taxes upon repatriation of such earnings which will be offset by applicable foreign tax credits, subject to certain limitations.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

11.  TREASURY STOCK

     Chemical Trading, S.L. ("Trading"), JLM's Spanish distributor, was indebted to JLM pursuant to an arrangement in which JLM pays the distributor's operating expenses. JLM treats the difference between such payments made by JLM and the amount of commissions and other amounts due to the distributor in respect of his activities on behalf of JLM as a loan by JLM to the distributor. Such indebtedness was carried on an open account basis and in July 1996, $522,200 was repaid without interest through the sale to JLM at fair market value of 48 shares (267,264 after giving effect to the stock split in July 1997) of common stock owned by Trading's owner. See Note 18 regarding the stock split and retirement of treasury stock. Included in accounts receivable-other as of December 31, 1995 and 1996 and March 31, 1997 are amounts owed to JLM by Trading in the amount of $568,633, $322,350 and $420,944, respectively.

12.  COMMITMENTS AND CONTINGENCIES

     JLM is obligated under operating leases with remaining noncancelable terms of a year or more for office equipment and automobiles. The approximate minimum annual rentals under these leases at December 31, 1996 are as follows:

1997........................................................  $  829,306
1998........................................................     592,128
1999........................................................     371,174
2000........................................................     186,583
2001........................................................      33,370
                                                              ----------
          Total minimum lease payments......................  $2,012,561
                                                              ==========

     Total rental expenses for all operating leases approximated $1,533,000, $1,605,300, $1,875,000, $469,000 and $286,000 for the years ended December 31,
1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

     JLM is also obligated under a license agreement at December 31, 1996 to make future minimum payments as follows:

1997........................................................  $115,750
1998........................................................   115,750
1999........................................................   115,650
                                                              --------
          Total.............................................  $347,150
                                                              ========

     The Internal Revenue Service (the "IRS") has concluded a federal income tax examination of JLM's 1988, 1989 and 1990 tax years and has proposed adjustments for such years. JLM has filed a protest of the proposed adjustments and is awaiting a determination by the IRS with respect to the JLM protest. JLM believes that the outcome of the examination will not have a material adverse effect on the financial condition or results of operations of JLM.

     The IRS has also commenced a federal income tax examination for JLM's 1992, 1993 an 1994 tax years. The examination is in its final stages, and the IRS has not asserted any income tax deficiencies or definitively indicated all the issues that will be involved in the examination. The issues that have been raised by the IRS thus far do not indicate that any impact on the taxable years at issue would be material. However, there can be no assurance that additional issues impacting future taxable years will not be raised and resolved adversely to JLM during the course of the examination or subsequent proceedings.

     JLM is subject to federal, state, local and foreign environmental laws, rules, regulations and ordinances concerning emissions to the air, discharges to surface and subsurface waters, and the generation, handling, storage, transportation, treatment, disposal and import and export of hazardous materials. JLM has engaged

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES
environmental counsel for three of their facilities: the JLM Chemicals, Inc. Blue Island, Illinois facility, the JLM Terminals, Inc. facility and the Polychem facility. Regarding the JLM Chemicals, Inc. facility, JLM believes that the low levels of various organic compounds detected in soil and groundwater at the facility are the result of historical use of the facility prior to its acquisition by JLM (see Note 15) and/or migration from neighboring facilities. JLM also believes that the likelihood of either state or federal environmental regulatory agencies seeking remediation in the near term is low, based on the location of the facility, the character of the area (each of which are factors in assessing risk) and the fact that the site is pending removal from the federal list of contaminated sites. Regarding the JLM Terminals, Inc. facility, JLM believes that ultimate liability for remediation of soil and groundwater contamination rests with the previous owner of the facility and/or a neighboring facility. The previous owner is currently implementing a state approved Remedial Action Plan ("RAP"). The Company is not subject to any requirements under the RAP. Regarding the Polychem facility, levels of organic compounds slightly in excess of regulatory thresholds were detected in the ground water. JLM has been addressing the problem and recent analytical results show that the levels of contaminants have decreased to acceptable levels. Accordingly, JLM has requested that state authorities permit closure of the remediation of the Polychem facility. JLM does not believe that a material amount of funds will be required to complete remediation at any site. Accordingly, the Company has not accrued any amounts related to the remediation of any sites.

     On December 12, 1996, JLM entered into consulting and non-competition agreements with two independent third parties. The terms of the consulting agreements are from January 3, 1997 through December 31, 2003 and JLM is committed to pay $130,000 per year, payable semi-annually beginning January 1, 1997 through December 31, 2002 and $200,000 on January 1, 2003. The terms of the non-competition agreements will be from January 1, 1997 through December 31, 2006 and JLM is committed to pay $100,000 per year, payable semi-annually from July 1, 1997 through December 31, 2002 and $270,000 on January 1, 2003. As of December 31, 1996 and March 31, 1997, JLM has advanced $470,000 to the third parties and, in conjunction with entering into the consulting and non-competition agreements, these amounts shall be satisfied by setting them off against the amounts owed by the third parties to JLM. As of December 31, 1996 and March 31, 1997, the $240,000 advance has been recorded in other assets-net and the remaining $230,000 advance is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. On October 24, 1996, the third parties signed promissory notes aggregating $470,000 and bearing no interest for the monies that had been advanced.

13.  PROFIT-SHARING PLAN

     JLM has a defined contribution profit-sharing plan covering substantially all of its employees. Prior to July 1995, JLM was contributing an amount equal to 50% of the contribution of eligible employees, limited to the lesser of 3% of the employees' compensation or $1,000. Effective July 1995, JLM changed its contribution amount from the above to 100% of the contribution of eligible employees, limited to a maximum amount of 6% of the employees' compensation. JLM's contribution rate is determined annually at the beginning of each plan year. The costs for this plan were approximately $15,000, $130,000, $278,000, $64,000 and $65,000 for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

     Included in selling, general and administrative expenses are discretionary profit-sharing bonuses paid to employees based on performance or formulas. The bonuses of JLM were approximately $447,000, $326,000, $581,000, $150,000 and
$100,000 for the years ended December 31, 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997, respectively.

14.  POLYCHEM LTD., INC.

     During 1994, JLM formed and held 95% ownership of a new subsidiary, JLM Acquisition, Inc. On August 8, 1994, JLM Acquisition, Inc. purchased substantially all the business assets of Polychem, a chemical dyes distributor in Dalton, Georgia, for $900,000 in cash and a promissory note for $1,240,000 payable in semi-

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES
annual installments over five years. The acquisition was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to the assets on the basis of estimated fair market value on the date of purchase. The excess of purchase price over the fair value of the tangible assets acquired was $1,515,000. See Note 16 for discussions of the discontinued operations of Polychem.

15.  JLM CHEMICALS, INC.

     During 1995, JLM formed a new wholly-owned subsidiary, JLM Chemicals, Inc. On June 8, 1995, JLM Chemicals, Inc. purchased certain of the business assets and assumed certain liabilities of BTL Specialty Resins, Corp., a phenol and acetone producer located in Blue Island, Illinois. The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price was allocated to the assets and liabilities on the basis of estimated fair market value on the date of purchase. The fair value of the assets and liabilities, at the date of acquisition, recorded in conjunction with the transaction are presented below:

Inventories.................................................  $  2,983,555
Prepaid expenses and other current assets...................       598,505
Property and equipment......................................    18,583,845
Other assets................................................       325,000
Accounts payable and accrued expenses.......................    (1,146,686)
Debt........................................................   (18,121,135)
                                                              ------------
          Net assets acquired, excluding cash...............     3,223,084
Cash........................................................     1,776,916
                                                              ------------
          Net assets acquired...............................  $  5,000,000
                                                              ============

16.  DISCONTINUED OPERATIONS

     During 1995 and 1996, JLM's Board of Directors adopted formal plans to sell the non-core business segments, consisting of Polychem, MAC Enterprises, Inc. ("Enterprises") and JLM Stables, Inc. ("Stables") (collectively the "Segments"), as part of JLM's strategic focus on marketing and manufacturing of commodity and specialty chemicals. The Segments have been accounted for as discontinued operations in the accompanying consolidated financial statements, which requires the plan of disposal to be carried out within one year.

     On October 26, 1995, JLM completed the sale of substantially all the operating assets of Polychem for cash of $882,237 and the assumption of related liabilities. The purchaser has an irrevocable option for a period of three years to buy the Polychem real property for $1; however, Polychem has retained title to this real property. In conjunction with the sale of Polychem, JLM guaranteed the payment of the note payable that was assumed by the purchaser of Polychem.

     In December 1996, JLM entered into a plan to sell the assets of both Enterprises and Stables. Based on management's review of the assumptions used in determining the estimated gain or loss from the disposals of Enterprises and Stables, JLM recorded a provision of $9,050, net of income taxes, for the loss on disposal during 1996. The Company does not allocate any corporate overhead to either Enterprises or Stables.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     The operating results of the discontinued operations, which includes interest expense associated with Enterprises and Stables, are summarized as follows:

                                      YEARS ENDED DECEMBER 31,               MARCH 31,
                                 -----------------------------------   ---------------------
                                    1994         1995        1996        1996        1997
                                 ----------   ----------   ---------   ---------   ---------
Sales..........................  $1,927,003   $4,004,431   $ 244,909   $  81,773   $  65,853
Loss from discontinued
  operations before income
  taxes........................    (443,175)    (745,506)   (711,197)   (137,117)   (141,131)
Income tax benefit.............     214,115      298,204     282,932      54,847      56,452
Net loss.......................    (229,060)    (447,302)   (428,265)    (82,270)    (84,679)

     The net liabilities of discontinued operations are summarized as follows:

                                                 YEARS ENDED DECEMBER 31,    MARCH 31,
                                                 ------------------------    ----------
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Current assets.................................  $3,542,884    $2,227,636    $2,257,197
Property and equipment, net....................     330,062         4,735         2,706
Current liabilities............................   3,705,882     2,712,711     3,733,189
Net liabilities of discontinued operations.....     936,333     1,384,741     1,473,286

     Current assets of discontinued operations as of December 31, 1995 and 1996 and March 31, 1997 includes assets held for sale of $2,246,594, $1,817,394 and $1,759,746, respectively.

17.  SEGMENT REPORTING

     JLM's business consists of a marketing and a manufacturing segment. JLM's manufacturing segment includes the operations of JLM Chemicals, Inc. and the sale of acetone manufactured at the Mount Vernon Phenol Plant. JLM's marketing segment includes its distribution, storage and terminaling operations and all other sourcing operations. Marketing segment revenues include an assumed selling commission determined in accordance with industry standards for the sale of products manufactured at JLM Chemicals, Inc. The marketing segment also includes an assumed allocation of revenues, costs of goods sold and expenses associated with the sale of products sourced from the Mt. Vernon Phenol Plant, which allocation is determined on a basis consistent with the commission for sale of products manufactured at JLM Chemicals, Inc.

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

     The following schedule presents information about JLM's continuing operations in these segments and geographic locations for:

                                YEARS ENDED DECEMBER 31,            THREE MONTHS ENDED MARCH 31,
                       ------------------------------------------   -----------------------------
                           1994           1995           1996           1996            1997
                       ------------   ------------   ------------   -------------   -------------
INDUSTRY SEGMENT
Revenues:
  Marketing..........  $193,835,542   $229,504,506   $176,274,489    $ 39,983,334    $ 64,186,446
  Manufacturing......    24,734,062     59,866,439     60,246,694      17,877,964      16,331,337
                       ------------   ------------   ------------    ------------    ------------
                       $218,569,604   $289,370,945   $236,521,183    $ 57,861,298    $ 80,517,783
                       ============   ============   ============    ============    ============
Operating Income:
  Marketing..........  $  4,045,205   $  5,186,059   $  5,011,196    $    958,652    $  1,367,147
  Manufacturing......       620,667      6,164,010      7,586,128       2,185,771       2,137,056
  Corporate..........    (2,283,306)    (2,615,870)    (1,595,544)       (469,491)       (575,251)
                       ------------   ------------   ------------    ------------    ------------
                       $  2,382,566   $  8,734,199   $ 11,001,780    $  2,674,932    $  2,928,952
                       ============   ============   ============    ============    ============
Capital Expenditures:
  Marketing..........  $  1,220,974   $  1,390,899   $    592,422    $    369,906    $    211,986
  Manufacturing......            --        928,991      4,398,480       1,075,070         197,306
  Corporate..........            --             --      2,355,756              --              --
                       ------------   ------------   ------------    ------------    ------------
                       $  1,220,974   $  2,319,890   $  7,346,658    $  1,444,976    $    409,292
                       ============   ============   ============    ============    ============
Depreciation and
  Amortization:
  Marketing..........  $    518,244   $    839,890   $    794,031    $    177,625    $    183,062
  Manufacturing......            --        667,745      1,652,809         352,294         421,933
  Corporate..........        53,982         14,647         77,347           2,074          73,047
                       ------------   ------------   ------------    ------------    ------------
                       $    572,226   $  1,522,282   $  2,524,187    $    531,993    $    678,042
                       ============   ============   ============    ============    ============
Identifiable Assets:
  Marketing..........  $ 46,233,226   $ 49,865,521   $ 43,303,972                    $ 64,752,440
  Manufacturing......     2,773,350     28,092,298     31,871,092                      30,982,300
  Corporate..........     6,024,597      8,540,132     12,116,739                      13,010,620
                       ------------   ------------   ------------                    ------------
                       $ 55,031,173   $ 86,497,951   $ 87,291,803                    $108,745,360
                       ============   ============   ============                    ============

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                                YEARS ENDED DECEMBER 31,            THREE MONTHS ENDED MARCH 31,
                       ------------------------------------------   -----------------------------
                           1994           1995           1996           1996            1997
                       ------------   ------------   ------------   -------------   -------------
GEOGRAPHIC
  LOCATION
Revenues:
  United States......  $206,962,650   $244,864,754   $191,382,570    $ 44,403,519    $ 66,296,031
  Venezuela..........     4,440,499     14,491,443     10,068,395       2,499,996       1,917,923
  Holland............            --     21,248,933     29,201,763       9,163,401      11,219,960
  Other nations......     7,166,455      8,765,815      5,868,455       1,794,382       1,083,869
                       ------------   ------------   ------------    ------------    ------------
                       $218,569,604   $289,370,945   $236,521,183    $ 57,861,298    $ 80,517,783
                       ============   ============   ============    ============    ============
Operating Income
  (Loss):
  United States......  $  3,452,127   $  9,324,264   $ 12,204,002    $  3,114,977    $  3,390,214
  Venezuela..........       922,201      1,290,877       (414,554)       (189,797)        (69,001)
  Holland............            --        117,666        571,046          70,378          83,682
  Other nations......       291,544        617,261        236,830         148,865          99,308
  Corporate..........    (2,283,306)    (2,615,869)    (1,595,544)       (469,491)       (575,251)
                       ------------   ------------   ------------    ------------    ------------
                       $  2,382,566   $  8,734,199   $ 11,001,780    $  2,674,932    $  2,928,952
                       ============   ============   ============    ============    ============
Identifiable Assets:
  United States......  $ 52,758,912   $ 74,896,376   $ 73,683,268    $ 68,792,586    $ 89,391,327
  Venezuela..........     1,069,341      4,233,208      6,112,667       6,176,157       5,570,842
  Holland............            --      5,374,039      6,169,386       4,905,991      12,582,697
  Other nations......     1,202,920      1,994,328      1,326,482       1,580,439       1,200,494
                       ------------   ------------   ------------    ------------    ------------
                       $ 55,031,173   $ 86,497,951   $ 87,291,803    $ 81,455,173    $108,745,360
                       ============   ============   ============    ============    ============

18.  SUBSEQUENT EVENTS

     In April 1997, JLM entered into an agreement to purchase 25% of the common stock of S. K. Chemicals Asia Pte. Ltd. ("S.K. Chemicals"), an international petrochemical distributor, for $500,000 cash. As of December 31, 1996 and March 31, 1997, JLM has made a refundable deposit of $50,000 to S. K. Chemicals and has recorded this deposit in other investments in the accompanying consolidated balance sheet. In addition, in April 1997, JLM entered into an agreement to purchase for $500,000 a 12.7% interest in S.K. Chemical Trading Pte ("S.K. Trading"), a joint venture that intends to construct a petrochemical plant in Vietnam. The agreements for S.K. Chemicals and S.K. Trading, collectively, require up to an additional $500,000 over the following four years given certain earnings, as defined.

     On May 1, 1997, JLM entered into a three-year cancelable exclusive marketing agreement with one of its suppliers. JLM has agreed to purchase 100% of the supplier's excess styrene after the supplier has serviced its internal needs, the needs of its affiliate businesses and those of its existing customer base. If JLM purchases less than the agreed upon amounts, JLM shall pay a percentage of the difference between the price contracted for and any lesser price at which the supplier sells the unpurchased product.

     On May 7, 1997, OTC refinanced their existing long-term debt and replaced it with an unsecured term loan (the "Term Loan"). The proceeds from the Term Loan will, among other items, be used to repay all of OTC's existing long-term debt, to purchase all outstanding stock warrants, and to pay for management fees outstanding to JLM. After the purchase of the stock warrants is complete, OTC will be owned 50% by JLM and will continue to be accounted for on the equity basis. In conjunction with the refinancing, JLM's terminaling contract was canceled and a new, one year terminaling arrangement, which is effective January 1, 1997, was entered into. The

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES
new terminaling contract, which has no minimum throughput requirements, requires JLM to pay for throughput at $16 per metric ton during the one year term and it cancels the carryover rights from the old terminaling contract. Also in conjunction with the refinancing, JLM's non-current note receivable, including accrued interest, was converted to an investment in OTC and JLM's account payable to OTC was forgiven and accounted for as a reduction in JLM's investment in OTC. The amount of the account payable to OTC as of December 31, 1996 and March 31, 1997 was approximately $2,000,000 and $2,500,000, respectively. In addition, JLM has pledged its ownership interest in OTC to the other 50% owner as security for certain contingent payment obligations required to be made equally by JLM and the other 50% owner of OTC, if OTC has inadequate operating funds.

     On May 9, 1997, the Company completed the sale of the majority of the assets of Enterprises for $1,075,000 cash. The sale resulted in an immaterial loss and the proceeds of the sale were used to repay the entire outstanding loan balance of Enterprises of approximately $905,000.

     On May 22, 1997, the Company entered into agreements to purchase the 45% minority interest of its European subsidiary, JLM (Europe) B.V. The Company will purchase such minority interest based upon the net book value of the subsidiary as of April 30, 1997. The purchase price of the minority interest is $98,000 cash.

     In June 1997, JLM closed the purchase of all of the outstanding stock of Aurora and Phoenix for $1,750,000 from the stockholders of these two companies. The purchase price represented the fair market value of Aurora and Phoenix. Aurora markets certain solvent chemicals, primarily phenol, benzene and acetone and is owned 80% by the majority stockholder of JLM and 20% by an unrelated third party. Phoenix leases railcars for use in the transportation of bulk liquid chemicals and is owned 100% by the majority stockholder of JLM. The transaction described above has been accounted for as a combination of entities under common control using historical amounts and all consolidated financial statements presented herein have been restated to give retroactive effect to the "as if pooling" transaction referred to above for the applicable periods presented. As such, $150,000 of accounts receivable -- trade of Aurora and Phoenix are included in the consolidated balance sheet as of March 31, 1997. The excess of the purchase price paid to the majority stockholder of JLM and the net book value of the assets and liabilities of Aurora and Phoenix is approximately $1,600,000 and will be accounted for as a deemed distribution by JLM. During the years ended 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997, Aurora and Phoenix distributed $53,564, $147,080, $462,838, $140,337 and
$73,698 respectively, of its retained earnings to its stockholders.

     On July 3, 1997, JLM approved the retirement of the shares of common stock held in treasury by the Company and a stock split resulting in an exchange of 1 share for 5,568 shares of common stock issued and outstanding. All share and per share amounts have been retroactively adjusted for this split.

19.  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION

     The unaudited pro forma consolidated balance sheet information as of March 31, 1997 reflects the purchase of both Aurora and Phoenix, as described in Note 18, as if the transactions had occurred on March 31, 1997. The excess of the purchase price over the net book values of both Aurora and Phoenix of $1,600,000 is treated as a deemed distribution to the former stockholders of Aurora and Phoenix and therefore a reduction in retained earnings in the unaudited pro forma consolidated balance sheet information. The unaudited pro forma consolidated balance sheet information also includes the payment of $150,000 to the minority stockholder of Aurora, a reduction of "accounts receivable -- other" of $250,000 to reflect the set off of advances made to the majority stockholder of JLM and the issuance of notes payables to the former stockholders of Aurora and Phoenix of $1,350,000. The unaudited pro forma consolidated balance sheet information reflects only those balances that are impacted by the pro forma presentation of the transactions described above.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
JLM Industries, Inc. and Subsidiaries
Tampa, Florida

     We have audited the consolidated balance sheets of JLM Industries, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996 and the related consolidated statements of income, changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 1996 and have issued our report thereon dated February 19, 1997 (July 3, 1997 as to Note 18) (included in this Form S-1). Our audits also included the accompanying consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth herein.

DELOITTE & TOUCHE LLP

Tampa, Florida
February 19, 1997
  (July 3, 1997 as to Note 18)

                     JLM INDUSTRIES, INC. AND SUBSIDIARIES

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                                                BALANCE AT
                                                BEGINNING     CHARGED TO                  BALANCE AT
                 DESCRIPTION                     OF YEAR       EXPENSES     DEDUCTIONS    END OF YEAR
                 -----------                    ----------    ----------    ----------    -----------
Year Ended December 31, 1994:
  Accumulated amortization(2).................   $ 65,452      $ 82,245      $     --      $147,697
  Allowance for doubtful accounts.............     25,661            --            --            --
Year Ended December 31, 1995:
  Accumulated amortization(2).................    147,697       104,925       (44,188)(1)   208,434
  Allowance for doubtful accounts.............     25,661        44,637            --        70,198
Year Ended December 31, 1996:
  Accumulated amortization(2).................    208,434       389,595            --       578,029
  Allowance for doubtful accounts.............     70,198       383,662            --       453,660
(Unaudited) Three Months Ended March 31, 1996:
  Accumulated amortization(2).................    208,434        32,252            --       240,686
  Allowance for doubtful accounts.............     70,198            --            --        70,198
(Unaudited) Three Months Ended March 31, 1997:
  Accumulated amortization(2).................    578,029        86,869            --       566,898
  Allowance for doubtful accounts.............    453,860            --            --       453,860

---------------

(1) Represents the disposal of the goodwill for Polychem Ltd., Inc. in October 1995.
(2) Represents accumulated amortization of goodwill, deferred acquisition costs, license fees, certain development costs and advances on non-competition agreements.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and
Board of Directors
JLM Industries, Inc. and Subsidiaries
Tampa, FL

     We have audited the accompanying statement of revenues and direct costs of the Blue Island, Illinois, location of BTL Specialty Resins Corp. ("Blue Island"), for the period from April 1, 1995 through June 7, 1995. The statement of revenues and direct costs is the responsibility of Blue Island's management. Our responsibility is to express an opinion on the statement of revenues and direct costs based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct costs is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and direct costs. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of revenues and direct costs presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of revenues and direct costs presents fairly, in all material respects, the results of revenues and direct costs of Blue Island for the period from April 1, 1995 through June 7, 1995 in conformity with generally accepted accounting principles.

     As more fully described in Note 2 to the statement of revenues and direct costs, Blue Island has been operated as a location of BTL Specialty Resins Corp. As a result, certain expense allocations have not been made in the accompanying statement of revenues and direct costs.

DELOITTE & TOUCHE LLP

Tampa, Florida

January 29, 1997

                             BLUE ISLAND, ILLINOIS
                     LOCATION OF BTL SPECIALTY RESINS CORP.

                     STATEMENT OF REVENUES AND DIRECT COSTS
             FOR THE PERIOD FROM APRIL 1, 1995 THROUGH JUNE 7, 1995
                                 (IN THOUSANDS)

Net sales...................................................  $8,522
Cost of goods sold..........................................   6,227
                                                              ------
  Gross profit..............................................   2,295
Direct selling, general and administrative expenses.........     208
                                                              ------
  Excess of revenues over direct costs......................  $2,087
                                                              ======

              See notes to statement of revenues and direct costs.

                             BLUE ISLAND, ILLINOIS
                     LOCATION OF BTL SPECIALTY RESINS CORP.

                NOTES TO STATEMENT OF REVENUES AND DIRECT COSTS
             FOR THE PERIOD FROM APRIL 1, 1995 THROUGH JUNE 7, 1995
                                 (IN THOUSANDS)

1.  DESCRIPTION OF BUSINESS

     On June 8, 1995, JLM Chemicals, Inc., a wholly-owned subsidiary of JLM Industries, Inc., acquired substantially all of the business assets of the Blue Island, Illinois location of BTL Specialty Resins Corp. ("Blue Island") for $19,175. Blue Island is a manufacturer of phenol and acetone.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying statement of revenues and direct costs reflects the operations of Blue Island, operating as a location of BTL Specialty Resins, Corp., and may not necessarily be indicative of the financial results had Blue Island been operating as a separate entity. Allocations for certain expenses such as interest, corporate overhead and income taxes have not been made as Blue Island could not determine a reasonable methodology for allocation and Blue Island believes that any allocation may not be indicative of the actual costs incurred by Blue Island.

     Plant and Equipment -- Provision is made for depreciation primarily on the straight-line method based on estimates of useful lives ranging form 12 to 20 years. Leasehold improvements and capital leases are amortized over the life of the respective lease. Depreciation and amortization expense was approximately $386 for the period from April 1, 1995 through June 7, 1995.

     Inventories -- Inventories are valued at the lower of cost (first-in, first-out) or market.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and direct costs during the reporting period. Actual operating results could differ from those estimated.

     Revenue Recognition -- Blue Island recognizes revenue when products are shipped.

3.  COMMITMENTS AND CONTINGENCIES

     Blue Island leases certain machinery, equipment and facilities under non-cancelable lease agreements which expire at various dates through 2000. These leases generally contain renewal options and require Blue Island to pay taxes, insurance, maintenance and other expenses in addition to the minimum base rentals.

     The following is a schedule by year of future minimum lease payments required under operating leases that have non-cancelable terms in excess of one year as of June 7, 1995:

1996........................................................  $  639
1997........................................................     511
1998........................................................     477
1999........................................................     486
2000........................................................      31
                                                              ------
                                                              $2,144
                                                              ======

     Rental expense under operating leases was approximately $45 for the period from April 1, 1995 through June 7, 1995.

           [PHOTO OF OLEFINS MARKETING JOINT VENTURE, BAYPORT, TEXAS]

                  [PHOTO RAIL CAR STORAGE AND TRANSPORTATION]

======================================================

     NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   27
Management............................   37
Certain Transactions..................   40
Principal and Selling Stockholders....   42
Description of Capital Stock..........   42
Shares Eligible for Future Sale.......   46
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

     UNTIL AUGUST 18, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

                                2,300,000 SHARES

                                   [JLM LOGO]

                              JLM INDUSTRIES, INC.

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                            OPPENHEIMER & CO., INC.

                           A.G. EDWARDS & SONS, INC.

                                 JULY 23, 1997

======================================================